SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Merger of TIM Participações S.A. with and into TIM S.A.

TIM Participações S.A.
(incorporated in the Federative Republic of Brazil as a sociedade anônima)

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY

Dear Shareholder/ADS holder,

On July 29, 2020, the board of directors of TIM Participações S.A., organized under Brazilian law (“TIM Participações” or the “Holding Company”), approved and TIM signed the Merger Agreement (protocolo de incorporação) with TIM S.A., organized under Brazilian law (“TIM”).

As part of the proposed transaction, subject to certain conditions, TIM Participações will merge with and into TIM, a wholly owned subsidiary of TIM Participações (the “Merger”). The Merger is part of a reorganization of the Group, as more fully described below. The business carried out by TIM following the Merger will be the same as the business currently carried out by TIM Participações and its sole subsidiary TIM prior to the Merger. In this proposal, “Group” refers to the economic entity currently represented by TIM Participações and its sole subsidiary TIM prior to the Merger, which, following the Merger, will be represented by TIM, as the context requires. Upon the consummation of the proposed transaction, TIM Participações shareholders will be entitled to receive one share of TIM in exchange for each TIM Participações share that they hold, in accordance with the terms of the Merger Agreement.

At an extraordinary meeting of TIM Participações shareholders to be held on August 31, 2020, TIM Participações shareholders will be asked to vote on the adoption of the Merger Agreement described in this proposal. Adoption of the Merger Agreement requires the affirmative votes of the holders of the majority of the total shares of TIM Participações. Upon effectiveness of the Merger, each TIM Participações share will entitle its holder to receive one (1) share of TIM (a “TIM share”), without par value (the “Merger Consideration”). If you hold TIM Participações ADSs, your TIM Participações shares underlying your ADSs will be substituted for TIM shares upon effectiveness of the Merger and your TIM Participações ADSs will become TIM ADSs representing the same ratio of five (5) Common shares per ADS that you hold.

TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) is currently the largest shareholder of TIM Participações through its 66.58% shareholding interest and will hold the same interest in TIM shares following the Merger.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND A PROXY. If you hold TIM Participações shares through an intermediary such as a broker/dealer or clearing agency, you should consult with that intermediary about how to obtain information on the relevant shareholders’ meeting of TIM Participações.

TIM Participações’s common shares are listed on the Novo Mercado segment of the B3 under the symbol “TIMP3” and TIM Participações ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” On July 28, 2020, the last full trading day before the Merger Agreement was proposed, the closing sales price of TIM Participações’s common shares, under the symbol “TIMP3,” was R$14.88 per share, and the closing sales price of TIM Participações’s ADSs, under the symbol “TSU,” was US$14.38 per ADS. As of July 28, 2020, the U.S. dollar-real exchange rate was R$5.177 per U.S.$1.00.

TIM’s shares do not currently trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or the B3, nor do they trade on any other exchange. TIM’s common shares will be listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão, under the symbol “TIMS3” and TIM’s ADSs will be listed on the New York Stock Exchange, or the NYSE, under the symbol “TIMB,” subject to official notice of issuance.

TIM Participações’s board of directors has determined that the Merger Agreement and the proposed Merger are advisable and in the best interests of TIM Participações shareholders, and recommends that its shareholders vote “FOR” adoption of the Merger Agreement and the proposed Merger. The proposed Merger is conditioned upon the adoption of the Merger Agreement by TIM Participações shareholders and other conditions described in the attached proposal. See “The Merger—Closing Conditions.”

Abstentions and a failure to vote your TIM Participações Shares will have the same effect as a vote “Against” the Merger proposal, as the required quorum for the Merger is of 50% plus one (1) share of the outstanding capital stock of TIM Participações. An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. At the TIM Participações extraordinary general shareholders meeting at which shareholders will consider the Merger proposal, abstentions will be counted in determining whether a quorum is present.

All holders of TIM Participações shares on the date of the extraordinary shareholders’ meeting of TIM Participações are entitled to vote on the Merger proposal at TIM Participações’ shareholders meeting. All holders of TIM Participações ADSs outstanding as of August 6, 2020 (the “ADS Record Date”) are entitled to give voting instructions in accordance with the voting procedures of the TIM Participações Deposit Agreement. Subject to the applicable record dates, each TIM Participações Share outstanding as of the date of the TIM Participações extraordinary general shareholders meeting is entitled to one vote on the Merger proposal presented for consideration at the TIM Participações extraordinary general shareholders meeting.

If you are a registered holder of TIM Participações ADSs, you will receive instructions from the TIM Participações Depositary with respect to the voting of the TIM Participações Shares underlying your TIM Participações ADSs, including any deadlines for the TIM Participações Depositary to receive voting instructions from you. If you hold TIM Participações ADSs in an account with a broker or other securities intermediary, you will receive notice and instructions from your securities intermediary, and you must give your instructions in the manner and within the deadline set forth in those instructions. Your securities intermediary should forward your instructions to the TIM Participações Depositary within the deadline set forth in those instructions.

If you are an ADS Holder, you may only vote for or against the Merger by giving the TIM Participações Depositary your voting instructions, and you are not entitled to attend the TIM Participações extraordinary general shareholders meeting.

This document describes the extraordinary meeting, the proposed Merger, the documents related to the proposed Merger and other related matters that a TIM Participações shareholder ought to know before voting on the proposals described herein and should be retained for future reference. Please carefully read this entire document, including the “Risk Factors” section beginning on page 5, for a discussion of the risks relating to the proposed transaction. You also can obtain information about TIM Participações from documents that it has filed with the Securities and Exchange Commission. See “Where You Can Find More Information” for instructions on how to obtain such information.

Sincerely,

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common shares of TIM to be issued hereunder or determined if this proposal is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this document is July 29, 2020 and it is first being mailed or otherwise delivered to TIM Participações shareholders resident in the United States and holders of TIM Participações ADSs on or about August 6, 2020.

TIM Participações S.A.

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 31, 2020

To the Shareholders and ADS Holders of TIM Participações S.A.:

You are cordially invited to attend the extraordinary meeting of shareholders of TIM Participações S.A., organized under Brazilian law (“TIM Participações”). The meeting will be held on August 31, 2020 at TIM Participações’ headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, located at Avenida João Cabral de Mello Neto, nº 850, Torre Sul, Térreo - Auditório, Barra da Tijuca, and is expected to begin at 2:30 p.m. (Brasília Time), for the following purposes:

•	to ratify the hiring of the appraisers responsible for preparing the valuation reports necessary for the Merger, to approve the valuation reports and to approve the terms and conditions of the Merger Agreement (protocolo de incorporação);
•	to authorize and approve the Merger, which involves the merger of TIM Participações, as the merging entity, with and into TIM, as the surviving entity; and
•	related resolutions.

TIM Participações’s board of directors has determined that the Merger Agreement and the proposed Merger are advisable and in the best interests of TIM Participações shareholders, and recommends that its shareholders vote “FOR” adoption of the Merger Agreement and the proposed Merger. The proposed Merger is conditioned upon the adoption of the Merger Agreement by TIM Participações shareholders and other conditions described in the attached proposal.

The record date for any meeting of the TIM Participações shareholders is the date of the shareholders’ meeting of TIM Participações. Therefore, the record date is expected to be on August 31, 2020 for the extraordinary general shareholders’ meeting of TIM Participações. Holders of TIM Participações shares on the TIM Participações share record date are entitled to attend and vote at the extraordinary general meeting of the TIM Participações shareholders. Holders of TIM Participações shares may appoint a proxy holder to vote on their behalf or vote by remote voting ballots (boletim de voto à distância) of TIM Participações. Holders of TIM Participações shares who, according to CVM Instruction No. 481/2009, choose to vote by means of the remote voting ballot must transmit the instructions for filling out the ballot to their respective custodians or to the bookkeeping institution of our shares in Brazil, or may send the ballot directly to us, in any case we must receive the remote voting ballots no later than seven days before the extraordinary general meeting.

The record date set by the Depositary for the TIM Participações ADSs is August 6, 2020. Holders of TIM Participações ADSs on the TIM Participações ADS Record Date must instruct the Depositary as to how to vote the shares represented by their ADSs in accordance with the procedures established by the Depositary for that purpose.

Adoption of the Merger Agreement requires the affirmative votes of the holders of the majority of the total shares of TIM Participações. Upon effectiveness of the Merger, each TIM Participações share will entitle its holder to receive one (1) share of TIM (a “TIM share”), without par value (the “Merger Consideration”). If you hold TIM Participações ADSs, your TIM Participações shares underlying your ADSs will be substituted for TIM shares upon effectiveness of the Merger and your TIM Participações ADSs will become TIM ADSs representing the same ratio of five (5) Common shares per ADS that you hold.

TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) is currently the largest shareholder of TIM Participações through its 66.58% shareholding interest and will hold the same interest in TIM shares following the Merger.

Abstentions and a failure to vote your TIM Participações Shares will have the same effect as a vote “Against” the Merger proposal, as the required quorum for the Merger is of 50% plus one (1) share of the outstanding capital stock of TIM Participações. An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. At the TIM Participações extraordinary general shareholders meeting at which shareholders will consider the Merger proposal, abstentions will be counted in determining whether a quorum is present.

All holders of TIM Participações shares on the date of the extraordinary shareholders’ meeting of TIM Participações at which shareholders will consider the Merger proposal are entitled to vote on the Merger proposal at TIM Participações’ shareholders meeting. All holders of TIM Participações ADSs outstanding as of the ADS Record Date are entitled to give voting instructions in accordance with the voting procedures of the TIM Participações Deposit Agreement. Subject to the applicable record dates, each TIM Participações Share outstanding as of the date of the TIM Participações extraordinary general shareholders meeting is entitled to one vote on the Merger proposal presented for consideration at the TIM Participações extraordinary general shareholders meeting.

If you are a registered holder of TIM Participações ADSs, you will receive instructions from the TIM Participações Depositary with respect to the voting of the TIM Participações Shares underlying your TIM Participações ADSs, including any deadlines for the TIM Participações Depositary to receive voting instructions from you. If you hold TIM Participações ADSs in an account with a broker or other securities intermediary, you will receive notice and instructions from your securities intermediary, and you must give your instructions in the manner and within the deadline set forth in those instructions. Your securities intermediary should forward your instructions to the TIM Participações Depositary within the deadline set forth in those instructions.

TIM will apply to list the TIM shares and American Depositary Shares, or ADSs, on the NYSE, where trading is expected to commence upon the deposit of the TIM shares merger consideration with the B3’s Central Depository in Brazil, which is expected to occur in up to 45 days after the Effective Date. Assuming the TIM Participações shareholders approve the Merger and the conditions precedent to closing are satisfied, the Merger is expected to become effective as of the 15th day following the date of approval of the merger resolutions (the “Effective Date”). Between the Effective Date of the Merger and the first date of trading of TIM share and its ADSs, shareholders and holders of ADSs will continue to be able to trade TIM Participações shares and TIM Participações ADSs. See “The Merger—Effectiveness of the Merger.” TIM has applied for admission to listing and trading of the TIM shares on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The listing on the B3 is expected to occur shortly following the merger resolutions.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND A PROXY. If you hold TIM Participações shares through an intermediary such as a broker/dealer or clearing agency, you should consult with that intermediary about how to obtain information on the relevant shareholders’ meeting of TIM Participações.

If you are an ADS Holder, you may only vote for or against the Merger by giving the TIM Participações Depositary your voting instructions, and you are not entitled to attend the TIM Participações extraordinary general shareholders meeting.

Sincerely,

REFERENCES TO ADDITIONAL INFORMATION

This proposal incorporates important business and financial information about TIM Participações from documents that are not included in or delivered with this document. You may have already been sent some of the documents incorporated by reference, but you can obtain any of them through the Securities and Exchange Commission website at http://www.sec.gov or from TIM Participações, excluding all exhibits (unless an exhibit has been specifically incorporated herein by reference), by requesting them in writing or by telephone from TIM Participações at the following address:

Adrian Calaza
Chief Financial Officer and Investor Relations Officer
TIM Participações S.A.
João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
Tel: 55 21 4109-4167
ri@timbrasil.com.br

You can also get more information by visiting TIM Participações’s website at www.tim.com.br. Website materials are not part of this proposal.

No voting materials will be mailed to shareholders. In order to vote your TIM Participações shares at the extraordinary general meeting of the TIM Participações shareholders, you must either attend the extraordinary general meeting and vote in person or confer with your proxy.

If you own ADSs, the Depositary will mail you a voting instruction card and, in order to vote the shares underlying those ADSs, you must instruct the Depositary as to how to vote such shares in accordance with the procedures established by the Depositary for that purpose.

See “Where You Can Find More Information.”

table of contents

Page

Where You Can Find More Information	i
Incorporation of Certain Documents by Reference	ii
Questions and Answers About the Merger	iii
Presentation of Financial and Other Information	x
Cautionary Statements Concerning Forward-Looking Statements	xii
Summary	1
Risk Factors	5
The Tim Participações Extraordinary General Meeting Date, Time Place and Matters To Be Considered	7
The Merger	11
Tax Consequences	14
TIM	19
Selected Historical consolidated Financial and Other Data	22
Unaudited Pro Forma Condensed Consolidated Financial Information	23
Market Prices	28
Exchange Rates	30
Management’s Discussion and Analysis of Financial Condition and Results of Operations	31
Major Shareholders and Related Party Transactions	32
The TIM Shares and By-laws	33
Comparison of Rights of Shareholders and Corporate Governance of TIM Participações and TIM	43
Quantitative and Qualitative Disclosure about Market Risk	44
Legal Matters	44
Service of Process and Enforcement of Judgments	44

Where You Can Find More Information

TIM Participações files annual reports on Form 20-F and furnishes reports to the SEC on Form 6-K under the rules and regulations that apply to foreign private issuers. TIM is not yet subject to the reporting requirements of the Exchange Act and, therefore, has not yet filed any annual reports on Form 20-F or furnished any reports on Form 6-K; however, TIM will commence filing and furnishing such reports immediately upon consummation of the Merger. As foreign private issuers, TIM Participações, TIM and their shareholders are exempt from some of the reporting requirements of the Exchange Act, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders and Section 16 short-swing profit reporting for officers, directors and holders of more than 10% of a company’s shares. The SEC maintains a website at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. You may refer to the public filings of TIM Participações and TIM that are available on the website of the SEC to obtain updated information following the effectiveness of the Merger.

You may read and copy any materials filed by TIM Participações and TIM with the SEC at the SEC’s public reference room in Washington, D.C. Information on the operation of the public reference room is available over the Internet at http://www.sec.gov. Investors may also inspect and copy this material at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, NY 10005. In addition to the public reference facilities maintained by the SEC and the NYSE, investors may obtain the proposal, upon written request, from JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), at its corporate trust office located at the address set forth below.

TIM Participações provides annual reports in English of all notices relating to meetings of its shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication made generally available to shareholders. The Depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The Depositary will mail copies of those notices, reports and communications to you if we ask the Depositary to do so and furnish sufficient copies of materials for that purpose.

TIM Participações also files annual and quarterly reports and other information, all of which is in Portuguese, with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or “CVM”) in accordance with the rules and regulations of the CVM.

You may also request a copy of such documents at no cost by calling or writing to TIM Participações S.A., João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor, 22775-057 Rio de Janeiro, RJ, Brasil, Tel. No.: +(55) 21-4109-4167, no later than August 24, 2020 or five business days before the date of the TIM Participações extraordinary general meeting.

i

Incorporation of Certain Documents by Reference

We “incorporate by reference” certain information into this proposal. This means that we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be a part of this proposal, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

We incorporate by reference into this proposal the following documents listed below, which TIM Participações has already filed with or furnished to the SEC:

1.	Annual report of TIM Participações on Form 20-F for the fiscal year ended December 31, 2019 filed on April 30, 2020, as amended on May 1, 2020 (“TIM Participações 2019 Form 20-F”).
2.	TIM Participações’s report on Form 6-K filed on May 5, 2020 relating to TIM Participações’s first quarter 2020 results, including its financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, at and for the three months ended March 31, 2020 and at and for the year ended December 31, 2019 (“TIM Participações Q1 Form 6-K”).

Unless otherwise indicated, all financial information provided in TIM Participações’s annual report on Form 20-F or in any reports on Form 6-K incorporated by reference in this proposal are prepared in accordance with IFRS.

All subsequent reports that TIM Participações files on Form 20-F under the Exchange Act after the date of this proposal and prior to the termination of the offering shall also be deemed to be incorporated by reference into this proposal and to be a part hereof from the date of filing such documents. We may also incorporate by reference any Form 6-K that TIM Participações submits to the SEC after the date of this proposal and prior to the termination of this offering by identifying in such Form 6-K that it is being incorporated by reference into this proposal. As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in this proposal or in the most recent document incorporated by reference herein.

We will provide without charge to each person to whom this proposal has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this proposal by reference, including exhibits to such documents. Requests for such copies should be directed to:

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor

22775-057 Rio de Janeiro, RJ, Brasil

Tel. No.: +(55) 21-4109-4167

Questions and Answers About the Merger

The following are some questions that you may have regarding the Merger and the extraordinary general shareholders’ meeting of TIM Participações called to vote on the Merger and brief answers to those questions. TIM and TIM Participações urge you to read carefully the remainder of this proposal because the information in this section does not provide all the information that might be important to you with respect to the Merger and the extraordinary general meeting. Please see “Where You Can Find More Information.”

References in this proposal to “TIM,” “we,” “us,” or “our” refer to TIM S.A., a company organized under the laws of the Federative Republic of Brazil. References in this proposal to “TIM Participações” or “the Holding Company” refer to TIM Participações S.A., a publicly traded company organized under the laws of the Federative Republic of Brazil. References to “the Group” refer to TIM Participações and its consolidated subsidiaries prior to the Merger and to TIM and its consolidated subsidiaries after the Merger, as the context requires. References to “shareholders” refer to holders of shares of TIM Participações and TIM and holders of American Depositary Shares (“ADSs”) representing the shares of TIM Participações and TIM, collectively.

Q: Why am I receiving this proposal?

A: You are receiving this proposal because you own Common shares of TIM Participações, without par value (“TIM Participações shares”), or ADSs representing TIM Participações shares.

This proposal describes the proposal to the shareholders of TIM Participações to approve the Merger and related matters on which TIM Participações shareholders are being requested to vote. This proposal also gives you information about TIM and TIM Participações and other background information to assist you in making an informed decision.

None of the Merger, the merger agreement or this proposal constitutes an offer of securities under Brazilian law and this proposal is not a prospectus or an offering document within the meaning of Brazilian law and the rules of the CVM.

Q: What is the Merger?

A: The Merger is part of a corporate restructuring of TIM Group under the Brazilian Corporation Law. The Merger consist of the merger of TIM Participações with and into TIM, as the surviving company (the “Merger”), pursuant to which TIM Participações’s shareholders will receive one (1) TIM share for each TIM Participações share that they hold.

As a result of the Merger, the registration of the TIM Participações with the CVM and the B3 will be cancelled and TIM Participações shareholders will receive shares of TIM (which will also be registered with the CVM and listed on the Novo Mercado segment of B3). Once the Merger is completed, TIM Brasil Serviços e Participações S.A. will hold 66.58% of the TIM shares. Telecom Italia Finance S.A. holds – and will hold after the Merger - 99.99% of TIM Brasil Serviços e Participações S.A. See “The Merger” for more details.

Q: What will I receive in the Merger?

A: As described in more detail below under “The Merger—Merger Consideration,” upon effectiveness of the Merger, each TIM Participações share will entitle its holder to receive one (1) share of TIM (a “TIM share”), without par value (the “Merger Consideration”). If you hold TIM Participações ADSs, your TIM Participações shares underlying your ADSs will be substituted for TIM shares upon effectiveness of the Merger and your TIM Participações ADSs will become TIM ADSs representing the same ratio of five (5) Common shares per ADS that you hold.

Q: When is the Merger expected to be completed?

A: The Merger will be submitted for the approval of the shareholders at extraordinary general meetings of TIM Participações and TIM shareholders, which are scheduled to be held on August 31, 2020 (the “merger resolutions”). The Merger is subject to certain closing conditions. The merger resolutions will be registered with the Board of

Trade (Junta Comercial) of the State of Rio de Janeiro and, if the closing conditions described below are met, the Merger is expected to become effective as of the 15th day following the date of approval of the merger resolutions (the “Effective Date”). For additional details regarding these conditions precedent, see “The Merger—Closing Conditions,” “The Merger⸺Effectiveness of the Merger” and “Risk Factors—Risks Related to the Merger and the TIM shares.” See also “The Merger—Implementation of the Merger” for more details.

Q: If the Merger is completed, will my TIM shares be listed for trading?

A: Yes, if the Merger is completed, your TIM shares will be listed for trading on the B3.

Q: When will I receive the Merger Consideration?

A: It is expected that you will receive your Merger Consideration in up to 45 days after the Effective Date, upon the deposit of the TIM shares with the B3’s Central Depository (Central Depositária).

Q: How was the ratio to exchange TIM shares for each and every TIM Participações share in the Merger calculated?

A: The exchange ratio reflects that, following the Merger, TIM will have the same number of outstanding shares (i.e., excluding treasury stock) as TIM Participações, and that each shareholder of TIM Participações will have the exact same number of TIM shares as the number of TIM Participações shares held immediately prior to the Merger.

Q: Are TIM Participações shareholders entitled to exercise dissenters’, appraisal or similar rights?

A: Yes, TIM Participações shareholders that did not vote in favor of the Merger (including those that were absent from the relevant shareholders’ meeting) are entitled to exercise withdrawal rights as provided under Article 137 of Brazilian Corporate Law. In this case, dissenting shareholders will receive the book value of TIM Participações shares on March 31, 2020. Withdrawal rights may be exercised at any time during the 30 days following the publication of the merger resolutions in the periodicals where TIM Participações generally publishes its corporate documents (official gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro) and Valor Econômico), which publication is expected to occur within four days of the shareholders’ meeting of TIM Participações. The board of directors of TIM has the power to call a new shareholders’ meeting to reconsider the Merger within 10 days from the end of the 30-day period for exercising withdrawal rights, if, in the board’s judgment, it determines that payment for the shares of dissenting shareholders could jeopardize the financial position of TIM. See “The Merger—Closing Conditions,” “The Merger⸺Effectiveness of the Merger” and “Risk Factors—Risks Related to the Merger and the TIM shares.” See also “The Merger—Implementation of the Merger” for more details.

If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder that exercised its withdrawal rights may demand that its shares be valued on the basis of a new balance sheet (balanço especial) that is as of a date within 60 days of such shareholders’ meeting.

Q: How will my shareholder rights as a holder of TIM Participações shares change after the Merger?

A: The rights of shareholders in Brazilian public entities are governed by the Brazilian Corporate Law, rules issued by the Brazilian Securities and Exchange Commission (CVM) and by the B3 and also by the By-laws of each corporation. In this regard, it is important to note that (i) both TIM Participações and TIM are corporations governed by the Brazilian Corporate Law; (ii) both TIM Participações and TIM will be governed by the same rules issued by the CVM and B3 (in the case of the latter, the Novo Mercado Regulations); (iii) the By-laws of TIM will grant to the shareholders the same governance rights as they are entitled to as shareholders of TIM Participações; and (iv) each share will provide TIM shareholders with identical rights and privileges to those provided by each share of TIM Participações.

See “Comparison of Rights of Shareholders of TIM Participações and TIM” for further information.

Q: Will the By-laws of TIM following the Merger be identical to TIM Participações’s current By-laws?

A: The By-laws of TIM will grant to the shareholders the same governance rights as they are entitled to as shareholders of TIM Participações and each share will provide TIM shareholders with identical rights and privileges to those provided by each share of TIM Participações. See “Comparison of Rights of Shareholders of TIM Participações and TIM” for further information.

Q: What potential negative consequences did TIM Participações consider regarding the Merger?

A: TIM Participações considered a number of potential negative consequences in connection with its evaluation of the Merger, such as the fact that TIM Participações is the guarantor of TIM in certain loan agreements with institutions such as KfW IPEX and Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, which require their prior consent to amend or suspend the guarantees provided by TIM Participações. As of the date hereof, such guarantees are under discussion, and, in case we are not successful in obtaining the required consents, we may be required to prepay the outstanding amounts of such loan agreements as well as applicable penalties thereunder: (i) payment of R$266 million related to the acceleration of the KfW IPEX loan agreements and reversal of the respective swap agreement; and (ii) cancelation of a R$390 million credit line related to the BNDES loan agreements before the conclusion of the Merger. TIM is also renegotiating certain land lease agreements which also has TIM Participações as a guarantor and, we may be subject to increased leasing costs in connection with such loan agreements as well as applicable penalties thereunder if we are unable to successfully renegotiate such guarantees. However, TIM Participações do not consider these mentioned risks as material to the Merger or for our shareholders.

See “Risk Factors—Risks Related to the Merger and the TIM shares” for more information. For further information on certain of our outstanding loan agreements, see the TIM Participações 2019 Form 20-F.

Q: Is closing of the Merger subject to the exercise of creditors’ rights?

A: As mentioned above, we are currently renegotiating certain TIM S.A. credit agreements regarding guarantees provided by TIM Participações. Moreover, within a period of 60 days following the publication of the merger resolutions, creditors of both TIM and TIM Participações that are harmed as a result of the Merger will have the right to file a legal claim to annul the Merger, provided that any such claim will not be sufficient to annul the Merger if the surviving entity settles or makes a deposit with the relevant court in the amount claimed.

Q: After the consummation of the Merger, will I own the same equity ownership in TIM that I own in TIM Participações prior to the approval of the transaction?

A: Upon consummation of the Merger, you will have the same number of shares and the same proportionate ownership in TIM as you currently have in TIM Participações.

Q: Are there any risks in the Merger that I should consider?

A: There are risks associated with all reorganizations, including the Merger. These risks are discussed in more detail in the section entitled “Risk Factors⸺Risks Related to the Merger and the TIM shares”

Q: Is any TIM Participações shareholder entitled to exchange their TIM Participações shares for TIM shares pursuant to a different exchange ratio than the exchange ratio approved for the Merger?

A: No. All TIM Participações shareholders will be entitled to exchange their TIM Participações shares for shares of TIM pursuant to the same exchange ratio of 1:1.

Q: Is any TIM Participações shareholder entitled to receive merger consideration other than TIM shares in connection with the Merger?

A: No. Each TIM Participações shareholder will only receive one (1) TIM share for each TIM Participações share that such shareholder holds.

v

Q: What are the material tax consequences of the Merger to TIM Participações shareholders?

A: The tax consequences of the Merger for any particular shareholder will depend on the shareholder’s particular facts and circumstances. Moreover, the descriptions below and elsewhere in this proposal do not relate to the tax laws of any jurisdiction other than the U.S. and Brazil. Accordingly, shareholders are urged to consult their tax advisors to determine the tax consequences of the Merger to them considering their particular circumstances, including the effect of any state, local or national law.

Brazilian tax consequences

We understand that the Merger is a tax-free transaction under Brazilian tax law and would result in the certain tax efficiencies. We expect that Holders of TIM Participações shares and/or ADSs will not recognize any gain or loss on the exchange of their TIM Participações shares and/or ADSs for TIM shares and/or ADSs and will have the same cost basis in the TIM shares and/or ADSs as their cost basis in the TIM Participações shares or ADSs surrendered. Holders of TIM shares and ADSs following the Merger will be subject to the same tax treatment under applicable Brazilian tax laws as the current holders of TIM Participações shares and ADSs.

See “Tax Consequences⸺Material Brazilian Tax Consequences” for a more detailed discussion of Brazilian tax consequences.

U.S. tax consequences

The Merger is expected to qualify as a reorganization for U.S. federal income tax purposes. Accordingly, unless TIM Participações was a passive foreign investment company (a “PFIC”) during a U.S. Holder’s holding period in TIM Participações shares or ADSs, a U.S. Holder will generally not recognize gain or loss on the exchange of TIM Participações shares or ADSs for TIM shares or ADSs pursuant to the Merger. For a more detailed discussion of the U.S. Federal Income Tax Considerations of the Merger to U.S. Holders, see “Tax Consequences—U.S. Federal Income Tax Considerations.”

Q: Under Brazilian Corporate Law, what corporate approvals of TIM Participações are required for the Merger to be approved?

A: Under Brazilian Corporate Law, approval of the shareholders of TIM Participações is required for the Merger to be approved.

Q: Are there any approvals, whether corporate, governmental or from other third parties, required for the consummation of the Merger other than the TIM Participações corporate approvals?

A: In order for the Merger to become effective, TIM will need to be listed on the Novo Mercado segment of B3, which listing is expected to occur within 15 days after the date of approval of the merger resolutions, subject to the satisfaction of the conditions precedent.

Q: When and where will the extraordinary general meeting of the TIM Participações shareholders be held?

A: The extraordinary general meeting of the TIM Participações shareholders is scheduled to be held on August 31, 2020 at TIM Participações’ headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, located at Avenida João Cabral de Mello Neto, nº 850, Torre Sul, Térreo - Auditório, Barra da Tijuca, and is expected to begin at 2:30 p.m. (Brasília Time).

Q: What matters will be voted on at the extraordinary general meeting of the TIM Participações shareholders?

A: The TIM Participações shareholders will be asked to consider and vote, among other things, on the following resolutions at the extraordinary general meeting of the TIM Participações shareholders:

•	to ratify the hiring of the appraisers responsible for preparing the valuation reports necessary for the Merger, to approve the valuation reports and to approve the terms and conditions of the Merger Agreement (protocolo de incorporação);

•	to authorize and approve the Merger, which involves the merger of TIM Participações, as the merging entity, with and into TIM, as the surviving entity; and
•	related resolutions.

See “The Merger⸺Implementation of the Merger” for more information.

The extraordinary general meeting of TIM Participações is expected to be held as specified in the notice of call, which is expected to be published on TIM Participações’s website and the website of the B3 on July 29, 2020.

Q: Who is entitled to vote the TIM Participações shares at the extraordinary general meeting?

A: The record date for any meeting of the TIM Participações shareholders is the date of the shareholders’ meeting of TIM Participações. Therefore, the record date is expected to be on August 31, 2020 for the extraordinary general shareholders’ meeting of TIM Participações. Holders of TIM Participações shares on the TIM Participações share record date are entitled to attend and vote at the extraordinary general meeting of the TIM Participações shareholders. Holders of TIM Participações shares may appoint a proxy holder to vote on their behalf or vote by remote voting ballots (boletim de voto à distância) of TIM Participações. Holders of TIM Participações shares who, according to CVM Instruction No. 481/2009, choose to vote by means of the remote voting ballot must transmit the instructions for filling out the ballot to their respective custodians or to the bookkeeping institution of our shares in Brazil, or may send the ballot directly to us, in any case we must receive the remote voting ballots no later than seven days before the extraordinary general meeting.

The record date set by the Depositary for the TIM Participações ADSs is August 6, 2020. Holders of TIM Participações ADSs on the TIM Participações ADS Record Date must instruct the Depositary as to how to vote the shares represented by their ADSs in accordance with the procedures established by the Depositary for that purpose.

Q: When will the extraordinary general meeting of the TIM Participações shareholders be considered regularly convened and the resolutions at such extraordinary general meeting validly adopted?

A: Pursuant to the Brazilian Corporation Law, the quorum required to hold the meeting is 25% of the outstanding capital stock of TIM Participações, provided that the meeting can be installed with any number of shareholders on second call. All shareholders are entitled to vote at such shareholders’ meeting. The resolutions at such extraordinary general meeting will be considered validly approved upon the affirmative vote of shareholders holding shares representing at least 50% plus one (1) share of the outstanding capital stock of TIM Participações and the effectiveness of the Merger will be subject to certain conditions. See “The Merger—Closing Conditions,” “The Merger⸺Effectiveness of the Merger” and “Risk Factors—Risks Related to the Merger and the TIM shares.” See also “The Merger—Implementation of the Merger” for more details.

Q: How do I vote my TIM Participações shares?

A: If you are a TIM Participações shareholder as of the TIM Participações share record date, you are entitled to attend the extraordinary general meeting of the TIM Participações shareholders in person and vote at such meeting. As provided by law, if you are a holder of TIM Participações shares and entitled to attend the extraordinary general meeting of the TIM Participações shareholders, you may appoint a proxy to vote on your behalf or vote by remote voting ballots (boletim de voto à distância) of TIM Participações.

No voting materials will be mailed to shareholders. In order to vote your TIM Participações shares at the extraordinary general meeting of the TIM Participações shareholders, you must either attend the extraordinary general meeting and vote in person or confer with your proxy or vote by remote voting ballots (boletim de voto à distância) of TIM Participações.

If you own ADSs, the Depositary will mail you a voting instruction card and, in order to vote the shares underlying those ADSs you must instruct the Depositary as to how to vote such shares in accordance with the procedures established by the Depositary for that purpose.

Q: If my TIM Participações shares or ADSs are held through a bank or a broker (e.g., in “street name”), will my bank or broker vote my shares or ADSs for me?

A: If you are a beneficial owner and your TIM Participações shares or ADSs are held through a bank or broker or a custodian (e.g., in “street name”), you will receive or should seek information from TIM or the broker or custodian holding your shares or ADSs concerning how to instruct your bank, broker or custodian as to how to vote your shares or ADSs. Alternatively, if you wish to vote in person then you need to:

•	obtain a proxy from your bank, broker or other custodian (the registered shareholder) appointing you to vote the TIM Participações shares or ADSs held on your behalf by that bank, broker or custodian; or
•	ask your depository bank to deliver to TIM Participações the communication certifying that TIM Participações shares are registered in your name as of the extraordinary general meeting record date.

Q: Will I have to pay brokerage commissions in connection with the exchange of my TIM Participações shares?

A: You will not have to pay brokerage commissions as a result of the exchange of your TIM Participações shares into TIM shares in connection with the Merger if your TIM Participações shares are registered in your name in the share register of TIM Participações. If your TIM Participações shares are held through a bank or broker or a custodian linked to a stock exchange, you should consult with such bank, broker or custodian as to whether or not such bank, broker or custodian may charge any transaction fee or service charge in connection with the exchange of shares in connection with the Merger.

Q: When will I receive my TIM shares or TIM ADSs?

A: It is expected that you will receive your TIM shares up to 45 days after the Effective Date, in connection with the deposit of the TIM shares with the B3’s Central Depository (Central Depositária).

If you hold TIM Participações ADSs, your TIM Participações ADSs will become TIM ADSs upon the deposit of the TIM shares with the B3’s Central Depository, when the TIM Participações shares underlying the ADSs are substituted for TIM shares. From that time forward, your ADSs will represent only TIM shares.

Q: How can I attend the extraordinary general meeting of the TIM Participações shareholders in person?

A: The extraordinary general meeting of the TIM Participações shareholders is scheduled to be held on August 31, 2020 at our headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, located at Avenida João Cabral de Mello Neto, nº 850, Torre Sul, Térreo - Auditório, Barra da Tijuca, and is expected to begin at 2:30 p.m. (Brasília Time). If you are a TIM Participações shareholder and you wish to attend the extraordinary general meeting of the TIM Participações shareholders in person, you must request the authorized intermediary with whom your TIM Participações shares are deposited to deliver to TIM Participações or send to you the communication certifying that the TIM Participações shares are registered in your name as of the extraordinary general meeting record date.

Q: Do any of TIM Participações’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?

A: Even though certain of our directors and executive officers are affiliates of our ultimate controlling shareholder, Telecom Italia, we do not expect our directors and executive officers to have interests in the Merger that are different from, or in addition to, the interests of the other TIM Participações shareholders. For instance, certain of our directors and executive officers are affiliates of our ultimate controlling shareholder, Telecom Italia. Please see “The Merger—Interests of Certain Persons in the Merger” for a more detailed discussion of how some of TIM Participações’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of TIM Participações other shareholders generally.

Q: How will TIM Participações’s directors and executive officers vote at the extraordinary general meeting of TIM Participações shareholders on the resolution to approve the Merger and related matters?

A: TIM Participações currently expects that all directors and executive officers who beneficially own TIM Participações shares will vote all of their TIM Participações shares (representing less than one percent of the outstanding TIM Participações shares as of March 31, 2020, without taking into consideration any TIM Participações share grants granted to the directors and executive officers) in favor of the resolution to approve the Merger and related matters.

Q: What do I need to do now?

A: You are urged to carefully read this proposal, including its appendices. You may also want to review the documents referenced under “Where You Can Find More Information” and consult with your accounting, legal and tax advisors. Once you have considered all relevant information, if you are a shareholder, you are encouraged to vote in person, by proxy, by remote voting ballots (boletim de voto à distância) or by instructing your broker, so that your TIM Participações shares are represented and voted at the extraordinary general meeting.

If you own ADSs, the Depositary will mail you a voting instruction card and, in order to vote the shares underlying those ADSs you must instruct the Depositary as to how to vote such shares in accordance with the procedures established by the Depositary for that purpose.

If you hold your TIM Participações shares or ADSs in “street name” through a broker or custodian, you must instruct your broker or custodian as to how to vote your TIM Participações shares using the instructions provided to you by your broker or custodian.

Q: Who can help answer my questions?

A: If you have any further questions about the Merger or if you need additional copies of this proposal, please contact:

TIM Participações S.A.
Investor Relations

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor

22775-057 Rio de Janeiro, RJ, Brasil

Tel. No.: +(55) 21-4109-4167
Email: ri@timbrasil.com.br

Q: Where can I find more information about the companies?

A: You can find more information about TIM and TIM Participações in the documents described under “Where You Can Find More Information.”

Presentation of Financial and Other Information

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this proposal to “TIM Participações” refer to TIM Participações S.A., together with its consolidated subsidiary, TIM, prior to the Merger described in this proposal, and all references to “TIM,” “TIM S.A.,” “we,” “our,” “ours,” “us” or similar terms refer to TIM S.A., including following the Merger described in this proposal. When we refer to the “Group,” we refer to TIM Participações and its consolidated subsidiary prior to the Merger and to TIM after the Merger, as the context requires.

When we refer to “TIM Brasil” or the “Parent,” we refer to our controlling shareholder, TIM Brasil Serviços e Participações S.A., a Brazilian corporation (sociedade anônima) and our controlling shareholder. When we refer to “Telecom Italia,” we refer to Telecom Italia S.p.A., the sole shareholder to our Parent. When we refer to the “Telecom Italia Group,” we refer to the worldwide Telecom Italia conglomerate and its consolidated subsidiaries.

References in this proposal to certain financial terms have the following meanings:

•	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee.
•	References to “audited financial statements” or “consolidated financial statements” are to the audited consolidated financial statements of TIM Participações as of December 31, 2019, 2018 and 2017, and for each of the fiscal years ended December 31, 2019, 2018 and 2017, incorporated herein by reference to the TIM Participações 2019 Form 20-F.
•	References to the “unaudited interim financial statements” are to the interim consolidated financial statements of TIM Participações as of and for the three months ended March 31, 2020, together with the notes thereto. The unaudited interim financial statements were prepared in accordance with IFRS. The unaudited interim financial statements of TIM Participações are incorporated herein by reference to the TIM Participações Q1 Form 6-K.

In this proposal, the term “Brazil” refers to the Federative Republic of Brazil. The terms “Brazilian government” or the “government” refer to the federal government of Brazil, and the term “Central Bank” refers to Banco Central do Brasil. References to “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars, and references to “Brazilian reais,” “reais” or “R$” are to Brazilian reais. References to “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Market Share Data

We calculate market share information based on information provided by Brazil’s National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel. We calculate penetration data based on information provided by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

Presentation of Financial Information

We maintain our books and records in reais. The consolidated financial statements included in this proposal were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As a complement to the IFRS principles, the Company also applies accounting practices established under Brazilian corporate law and rules issued by the CVM, for the Brazilian Stock Market Exchange and Brazil’s National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, to comply with the regulatory requirements. The selected financial information for the Company included herein should be read in conjunction with, and is qualified in its entirety by, the IFRS consolidated financial statements incorporated herein by reference to the TIM Participações 2019 Form 20-F.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies.

x

Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements.

Solely for the convenience of the reader, we have translated some amounts included elsewhere in this proposal from reais into U.S. dollars using the commercial selling exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or Central Bank, at March 31, 2020 of R$5.199 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Certain figures included in this proposal have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

The “Glossary of Selected Terms” incorporated herein by reference to the TIM Participações 2019 Form 20-F provides definitions of certain technical terms used in this proposal and in other documents incorporated in this proposal by reference.

Cautionary Statements Concerning Forward-Looking Statements

We have made statements in this proposal that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which involve risks and uncertainties and are not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we mail or otherwise deliver this proposal because of new information, future events and other factors. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project,” “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this proposal, principally in the sections captioned “TIM” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated herein by reference to the TIM Participações 2019 Form 20-F, and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	Brazilian telecommunications industry conditions, size and trends;
•	characteristics of competing networks’ products and services;
•	estimated demand forecasts;
•	the size of our subscriber base, particularly any increase in our postpaid subscribers;
•	development of additional sources of revenue;
•	strategy for marketing and operational expansion;
•	achieving and maintaining customer satisfaction;
•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and
•	capital expenditures forecasts, funding needs and financing resources.

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	our ability to successfully implement our business strategies;
•	economic conditions in Brazil and hindrance of growth due to ongoing corruption investigations nationally involving political officials and major Brazilian companies;
•	an increase in competition from other players and services in the telecommunications industry, particularly global and local Over The Top, or OTT, players (operators such as mobile virtual network operators or branded resellers offering content and services on the internet without owning their own proprietary telecommunications network infrastructure);
•	increased consolidation in the Brazilian wireless telecommunications market;
•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide “Value-Added Services,” which are services and applications that provide additional functionality to the basic transmission services offered by a telecommunications network, to encourage the use of our network;

•	our ability to expand our services while maintaining the quality of services provided and a positive customer experience;
•	system technology failures, which could negatively affect our revenues and reputation;
•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;
•	performance of third-party service providers and key suppliers on which we depend;
•	government policy and changes in the regulatory environment or in the legal framework in Brazil, particularly as an economic group classified as having significant market power in some markets;
•	our dependence on authorizations granted by the Brazilian government;
•	the effect of inflation and exchange rate fluctuations; and
•	other factors identified or discussed under “Risk Factors” and elsewhere in this proposal.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this proposal because of new information, future events or other factors. Our independent public accountants have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this proposal might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

Summary

This summary highlights selected information from this proposal and might not contain all of the information that is important to you. You should read carefully the entire proposal, including the Appendices to which this proposal refers, to understand fully the Merger.

TIM S.A.

We are a telecommunications publicly-held company that offers mobile voice and data services, broadband internet access, Value-Added Services, and other telecommunications services and products. TIM is recognized for its strong brand and for its reputation as an innovative and disruptive company capable of setting new consumption standards for the market.

Our forward-looking strategy is based on the five strategic fronts set forth below, each of which is focused on our main stakeholders (customers, employees and shareholders), and which, together, are aimed to redesign the customer experience and make TIM the best choice by value in the market, supported by its position as the leader in the mobile ultra-broadband and its array of innovative offers: (i) move from volume to value; (ii) improve efficiency; (iii) monetize beyond the core; (iv) enhance technology and operations; and (v) explore fixed broadband opportunities.

Summary of the Terms and Conditions of the Merger

The terms and conditions of the Merger are set forth in (i) the form of merger agreement (protocolo de incorporação) approved by the Board of Directors of TIM and the Board of Directors of TIM Participações for submission to shareholders, in each case on July 29, 2020; (ii) the securities filings made in connection with the merger; and (ii) the minutes of the shareholders’ meetings of TIM Participações and TIM approving the Merger, which are expected to be held on August 31, 2020 at 2:30 p.m. (the “Merger Resolutions”). You should read the form of merger agreement (protocolo de incorporação) included in this proposal, which will be mailed to shareholders in advance of the shareholders’ meeting of TIM Participações, carefully as they are legal documents that govern the terms of the Merger.

If the Merger is approved by the requisite vote of the TIM Participações shareholders, TIM Participações will be merged into TIM. Upon effectiveness of the Merger, TIM Participações will cease to exist as a separate legal entity and TIM will succeed to all of the assets and liabilities of TIM Participações.

The effectiveness of the Merger (“closing date”) will be conditioned on the satisfaction of the closing conditions described in “The Merger—Closing Conditions.”

If the Merger is completed, TIM Participações shareholders will receive one (1) TIM share for each one (1) TIM Participações share that they hold (the “exchange ratio”).

The Merger is subject to the following closing conditions that are not yet satisfied at the date of this proposal, including:

•	The authorization of the Merger by the shareholders of both TIM Participações and TIM, pursuant to Articles 129, 136 and 227 of the Brazilian Corporation Law; and
•	The listing of TIM on the Novo Mercado segment of B3.

Timetable for the Merger

The Merger is expected to occur on the following timetable:

•	TIM Participações and TIM announced the Merger on July 29, 2020;
•	TIM Participações and TIM are expected to hold extraordinary shareholders’ meetings on August 31, 2020, at which shareholders of TIM Participações and TIM will be asked to approve the Merger;

•	Assuming the shareholders of TIM Participações and TIM approve the Merger, the merger resolutions of both TIM Participações and TIM will be published in the periodicals where the Registrant generally publishes its corporate documents (official gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro) and Valor Econômico), which publication is expected to occur within four days of the shareholders’ meetings;
•	Assuming that the other closing conditions are met, the Merger will become effective as of the Effective Date, which is expected to be 15 days following the date of the approval of the merger resolutions. See “The Merger—Effectiveness of the Merger;” and
•	The trading of the TIM shares and American Depositary Shares, or ADSs, on the NYSE is expected to commence in up to 45 days after the Effective Date, upon the deposit of the TIM shares with the B3’s Central Depository (Central Depositária) in Brazil.

Accounting Treatment

Each of TIM Participações and TIM prepares its consolidated financial statements in accordance with IFRS. Following the Merger, TIM will continue preparing its consolidated financial statements in accordance with IFRS. Under IFRS, the Merger consists of a common control transaction that does not meet the definition of a business combination and therefore is outside the scope of application of IFRS 3—Business Combinations. Accordingly, it will be accounted for as an equity transaction at the existing carrying amounts.

Comparison of Shareholder Rights

For a comparison of the rights of shareholders of TIM Participações and TIM, please see “Comparison of Rights of Shareholders of TIM Participações and TIM.”

Regulatory Filings and Approvals Necessary to Complete the Merger

In order for the Merger to become effective, TIM will need to be listed on the Novo Mercado segment of B3, which listing is expected to become effective within 15 days after the date of approval of merger resolutions.

Shareholding Structure

Currently, TIM is a wholly owned subsidiary of TIM Participações.

Immediately following the merger, TIM shareholding structure will be identical to that of TIM Participações prior to the merger, provided that all treasury stock held by TIM Participações will be cancelled.

Risk Factors

Investing in TIM shares involves the same risks as investing in the shares of TIM Participações. There are also some risks associated with the merger. In considering the Merger, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors.”

Summary Historical Financial Data

TIM Participações and TIM

For the selected historical consolidated financial data of TIM Participações, please see TIM Participações 2019 Form 20-F and the TIM Participações Q1 Form 6-K incorporated herein by reference. Given that TIM is the sole subsidiary of TIM Participações S.A., its financial statements are substantially the same as those of TIM Participações S.A., except for amounts related to goodwill, judicial deposits and contingencies included in TIM Participações S.A. financial statements and not included in TIM S.A. financial statements.

The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited interim financial statements. Interim results are not necessarily indicative of results that may be expected for a full year or any future interim period. Historical results for any period are not necessarily indicative of results to be expected for any future period.

Per Share Data

The following tables present selected historical per share data of TIM and TIM Participações at and for the three months ended March 31, 2020 and the year ended December 31, 2019 as well as on a pro forma basis giving effect to the Merger. The selected historical per share information of TIM and TIM Participações at and for the three months ended March 31, 2020 and at and for the year ended December 31, 2019 set forth below has been derived from the unaudited interim financial statements and the audited financial statements, respectively. You should read the information in this section together with the unaudited interim financial statements and the audited financial statements incorporated by reference into this proposal.

	TIM(2)	TIM Participações	Pro Forma(3)
	At and for the three months ended March 31, 2020
	(in R$)
Basic earnings per ordinary share	0.004	0.07	0.07
Cash dividends per ordinary per share(1)	0.01	0.23	0.23
Book value per ordinary share (net of treasury shares)	0.53	9.33	9.33

(1)	Dividends are paid in Brazilian reais.
(2)	Per share amounts based on the total outstanding number of TIM shares following the pre-Merger capital restructuring.
(3)	Per TIM share on a pro forma basis giving effect to the Merger as if it had occurred on January 1, 2020.

	TIM(2)	TIM Participações	Pro Forma(2)(3)
	At and for the year ended December 31, 2019
	(in R$)
Basic earnings per ordinary share	0.09	1.50	1.50
Cash dividends per ordinary per share(1)	0.02	0.32	0.32
Book value per ordinary share (net of treasury shares)	0.52	9.27	9.27

(1)	Dividends, if and when declared, are paid in Brazilian reais.
(2)	Per share amounts based on the total outstanding number of TIM shares following the pre-Merger capital restructuring.
(3)	Per TIM share on a pro forma basis giving effect to the Merger as if it had occurred on January 1, 2019.

Per Share Market Price

On July 28, 2020, the last full trading day prior to the first public announcement of the proposed transaction on July 29, 2020, the closing sale price of TIM Participações shares (as reported by B3), under the symbol “TIMP3,” was R$14.88 per share, and the closing sales price of TIM Participações’s ADSs, under the symbol “TSU,” was US$14.38 per ADS. As of July 28, 2020, the U.S. dollar-real exchange rate was R$5.177 per U.S.$1.00. There is currently no public market for the TIM shares.

Directors’ and Senior Management’s Share Ownership of TIM Participações and TIM

As of March 31, 2020, TIM Participações directors and executive officers collectively held TIM Participações shares entitling them to 0.0039% of the vote of all TIM Participações shares. The vote required to approve the Merger is of the majority of the total shares of TIM Participações. Moreover, a quorum of 25% of TIM Participações shares is required to install the shareholders meeting on a first call, provided, however, that, if the required quorum is not reached, the shareholders’ meeting of TIM Participações may be held on second call with any number of shareholders present.

As of March 31, 2020, TIM directors and executive officers collectively held TIM shares entitling them to 0.0039% of the vote of all TIM shares. The Merger is required to be approved by TIM shareholders representing a majority of the total number of shares of TIM present at the extraordinary general shareholders’ meeting. Moreover, a quorum of 2/3 of TIM voting shares is required to install de shareholders meeting on a first call, provided, however, that, if the quorum is not reached, the shareholders’ meeting of TIM may be held on second call with any number of shareholders present.

Dissenters’, Appraisal or Similar Rights

Assuming the approval of the Merger, all shareholders of TIM Participações that did not vote in favor of the Merger (including those that were absent from the relevant shareholders’ meeting) may choose to exercise their withdrawal rights. In this case, dissenting shareholders will receive the book value of the shares of TIM Participações on March 31, 2020. Withdrawal rights may be exercised at any time during the 30 days following the publication of the merger resolutions in the periodicals where the Registrant generally publishes its corporate documents (official gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro) and Valor Econômico), which publication is expected to occur within four days of the shareholders’ meetings. The board of directors of TIM has the power to call a new shareholders’ meeting to reconsider the Merger within 10 days from the end of the 30-day period for exercising withdrawal rights if, in the board’s judgment, it determines that payment for the shares of dissenting shareholders could jeopardize the financial position of the surviving company.

A shareholder exercising withdrawal rights is entitled to receive the book value of such shares, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet (balanço especial) that is as of a date within 60 days of such shareholders’ meeting.

Other Events

Unrelated to the Merger, TIM is not planning to engage in any other related party corporate transactions.

Risk Factors

Investing in TIM shares involves risks, some of which are related to the Merger. In considering the proposed Merger you should carefully consider the following information about these risks, as well as the other information included in this proposal. Our business, our financial condition or our results of operations could be materially adversely affected by any of these risks.

Risks Associated with Our Business

The risks associated with our business are the same as those associated with the business of TIM Participações. For information about the risks associated with our business, please see “Item 3. Key Information⸺D. Risk Factors⸺Risks Associated with Our Business” of the TIM Participações 2019 Form 20-F.

Risks Relating to Brazil

For information about risks relating to Brazil and their impact on us, please see “Item 3. Key Information⸺D. Risk Factors⸺Risks Relating to Brazil” of the TIM Participações 2019 Form 20-F.

Risks Relating to the ADSs and Our Common shares

As a holder of our ADSs and/or Common shares after the Merger, you will be exposed to the same risks as you are currently exposed to as a holder of TIM Participações’s ADSs and/or Common shares. For information about the risks relating to ownership of our ADSs and our Common shares, please see “Item 3. Key Information⸺D. Risk Factors⸺Risks Relating to the ADSs and Our Common shares” of the TIM Participações 2019 Form 20-F.

Risks Related to the Merger and the TIM shares

There is no trading market for the TIM shares, and there can be no assurance that a liquid trading market for our shares and ADSs will develop or be sustained.

Prior to the Merger, there has been no market for the TIM shares although TIM Participações shares will be traded on the B3 until completion of the Merger. Prior to the completion of the Merger, TIM will file listing applications to list the TIM shares on the B3 and ADSs representing the TIM shares on the NYSE. However, there can be no assurance that an active market for the TIM shares or ADSs will develop on the B3 or the NYSE, as applicable, after closing of the Merger.

Even if a market does develop, the Brazilian securities markets are smaller, less liquid and more volatile than major securities markets in the United States and there can be no assurance that any such market will be sustained. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Brazilian market Common shares obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

In addition, if the trading volume of our ADSs on the NYSE or our Common shares on the B3 were to decline below certain levels at a subsequent date, the ADSs or the Common shares could be delisted or deregistered, further reducing liquidity of our ADSs and Common shares.

The Merger is not expected to result in any significant operational cost savings or synergies.

Following the Merger, the business and operations of TIM Participações will be assumed by TIM, but they will remain unchanged. Therefore, TIM and TIM Participações do not expect that the Merger will result in any significant operational cost savings or synergies. For a discussion of the anticipated organizational and capital markets impacts, see “The Merger—Implementation of the Merger.”

The exercise of withdrawal rights by holders of TIM Participações common shares could decrease cash balances of TIM, as the surviving company in the merger, and otherwise adversely affect its financial condition.

As described in “Dissenters’, Appraisal or Similar Rights” the holders of TIM Participações shares that dissent from the merger have the right to withdraw their share capital from TIM Participações and be reimbursed for the value of the common shares at their book value. If holders of a significant number of these shares exercise their withdrawal rights, the requirement to make large cash payments could decrease the cash balances of TIM, as the surviving company in the merger, limit its ability to borrow funds or fund capital expenditures or prevent TIM from complying with existing contractual obligations. In addition, under the Brazilian Corporation Law, if the board of directors of the surviving company has the power to call a new shareholders’ meeting to reconsider the Merger within 10 days from the end of the 30-day period for exercising withdrawal rights if, in the board’s judgment, it determines that payment for the shares of dissenting shareholders could jeopardize the financial position of the surviving company.

Third parties may terminate or alter existing contracts or relationships with TIM Participações or TIM as a result of the completion of the Merger.

TIM Participações has contracts with customers, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, and these contracts may require TIM Participações or TIM, as applicable, to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Merger, which in turn may result in TIM suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that may be deemed material to their respective businesses.

The Tim Participações Extraordinary General Meeting Date, Time Place and Matters To Be Considered

The extraordinary general meeting of TIM Participações’s shareholders is scheduled to be held on August 31, 2020, at 2:30 p.m., Brasília Time (BRT), at TIM Participações’ headquarters in City and State of Rio de Janeiro, Brazil, located at Avenida João Cabral de Mello Neto, nº 850, Torre Sul, Térreo - Auditório, Barra da Tijuca.

At TIM Participações, TIM Participações’s shareholders will be asked to consider and vote upon the following proposals:

•	to ratify the hiring of the appraisers responsible for preparing the valuation reports necessary for the Merger, to approve the valuation reports and to approve the terms and conditions of the Merger Agreement (protocolo de incorporação);
•	to authorize and approve the Merger, which involves the merger of TIM Participações, as the merging entity, with and into TIM, as the surviving entity; and
•	related resolutions.

See “The Merger⸺Implementation of Merger” for further information.

Shareholders Entitled to Vote

All holders of TIM Participações shares on the date of the extraordinary shareholders’ meeting of TIM Participações are entitled to vote on the Merger proposal at TIM Participações’ shareholders meeting. All holders of TIM Participações ADSs outstanding as of the ADS Record Date are entitled to give voting instructions in accordance with the voting procedures of the TIM Participações Deposit Agreement. Subject to the applicable record dates, each TIM Participações Share outstanding as of the date of the TIM Participações extraordinary general shareholders meeting is entitled to one vote on the Merger proposal presented for consideration at the TIM Participações extraordinary general shareholders meeting. As of July 29, 2020, there were 2,420,447,019 TIM Participações shares (including TIM Participações shares held by the TIM Participações Depositary and discounting 585,460 treasury shares owned by TIM Participações which are not entitled to vote) issued and outstanding and entitled to vote at the TIM Participações extraordinary general shareholders meeting.

If you are a holder of TIM Participações shares, you may be required under the Brazilian Corporation Law to show documents proving your identity to gain admittance to the TIM Participações extraordinary general shareholders meeting. If you grant a proxy to someone to act for you at the meeting, your proxy will be required to show original or certified copies of the documents that grant him or her powers of representation. The proxy must be deposited at or mailed to the headquarters of TIM Participações no later than August 26, 2020, which is three (3) business days before the meeting. The failure to comply with this requirement will not prevent the proxy from attending the TIM Participações extraordinary general shareholders meeting so long as he or she presents the originals of the documents evidencing his or her powers.

Quorum – Required Vote

The Merger must be approved by the shareholders of TIM Participações and TIM at the extraordinary general meetings of the shareholders of each of TIM Participações and TIM to be held on August 31, 2020. In order for the Merger to be approved, shareholders holding shares representing: (i) at least 50% plus one (1) share of the outstanding capital stock of TIM Participações; and (ii) at least 50% plus one (1) share of the outstanding common shares of TIM that are present the shareholders’ meeting must vote in favor of the Merger. The quorum required to hold the shareholders meeting of TIM Participações is of 25% of the voting capital stock on first call, provided that, if the required quorum is not reached, the shareholders’ meeting of TIM Participações may be held on second call with any number of shareholders present.

Abstentions from voting by shareholders attending the meeting will be counted for the purpose of determining the presence of a quorum.

Shareholders will be informed of the TIM Participações extraordinary general meeting by publication of a notice on TIM Participações, website and the website of the B3 by the end of July 2020.

Treatment of Abstentions; Failure to Vote

An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. At the TIM Participações extraordinary general shareholders meeting at which shareholders will consider the Merger proposal, abstentions will be counted in determining whether a quorum is present.

Abstentions and a failure to vote your TIM Participações shares will have the same effect as a vote “Against” the Merger proposal, as the required quorum for the Merger is of 50% plus one (1) share of the outstanding capital stock of TIM Participações.

Holders of TIM Participações ADSs

If you are a registered holder of TIM Participações ADSs, you will receive instructions from the TIM Participações Depositary with respect to the voting of the TIM Participações Shares underlying your TIM Participações ADSs, including any deadlines for the TIM Participações Depositary to receive voting instructions from you. If you hold TIM Participações ADSs in an account with a broker or other securities intermediary, you will receive notice and instructions from your securities intermediary, and you must give your instructions in the manner and within the deadline set forth in those instructions. Your securities intermediary should forward your instructions to the TIM Participações Depositary within the deadline set forth in those instructions.

If you are an ADS Holder, you may only vote for or against the Merger by giving the TIM Participações Depositary your voting instructions, and you are not entitled to attend the TIM Participações extraordinary general shareholders meeting.

Holders of TIM Participações Shares

If you are a holder of TIM Participações Shares on the date of the TIM Participações extraordinary general shareholders meeting, you may vote your TIM Participações Shares by attending the meeting in person or, to ensure that your TIM Participações Shares are represented at the meeting, you may authorize a proxy to vote your TIM Participações Shares. This proposal does not constitute a proxy statement. Neither TIM Participações is asking you for a proxy, and you are requested not to send TIM Participações a proxy. Furthermore, Holders of TIM Participações shares may also vote by remote voting ballots (boletim de voto à distância) of TIM Participações. Holders of TIM Participações shares who, according to CVM Instruction No. 481/2009, choose to vote by means of the remote voting ballot must transmit the instructions for filling out the ballot to their respective custodians or to the bookkeeping institution of our shares in Brazil, or may send the ballot directly to us, in any case we must receive the remote voting ballots no later than seven days before the extraordinary general meeting.

Pursuant to CVM Instruction No. 561, it is mandatory that remote voting – a remote voting system – be available for ordinary (annual) general meetings and extraordinary general meetings of shareholders held for certain matters. Holders of TIM Participações Shares may exercise the vote in general meetings by filling in the remote voting ballots (boletim de voto à distância), which must contain all the subjects to be decided. The remote voting ballots (boletim de voto à distância) may be delivered through the custody agent, through the administrator for book-entry shares, or directly at the Company.

Holders of TIM Participações Shares attending the extraordinary general shareholders meeting must deliver proof of their status as shareholders and proof that they hold the TIM Participações Shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of the company Shares.

Manner of Voting

Holders of TIM Participações shares may attend the meeting in person or by a duly appointed attorney-in-fact, as provided for in Article 126 of Law No. 6,404/1976 and in the sole paragraph of Article 12 of our Bylaws, as well as via remote voting ballot, as described below:

I.       In person: Holders of TIM Participações shares who choose to participate in person must deposit a copy of the identity document and the respective share statement, issued at least five business days before the general meeting, up to two business days before the general meeting;

II.       By representation: Holders of TIM Participações shares to be represented at the general meeting must deposit at our headquarters the respective supporting documentation for his/her representation, including the power of attorney and/or the constitutive and corporate acts relating to the appointment, as the case may be, and the attorney-in-fact’s identification document, up to two business days before the general meeting;

III.       Remote Voting Ballot: Holders of TIM Participações shares who, according to CVM Instruction No. 481/2009, choose to vote by means of the remote voting ballot must transmit the instructions for filling out the ballot to their respective custodians or to the bookkeeping institution of our shares in Brazil, or may send the ballot directly to us, in any case we must receive the remote voting ballots no later than seven days before the extraordinary general meeting.

i.       Holders of TIM Participações shares who choose to exercise his/her right to vote remotely through service providers must transmit his/her voting instructions to their respective custody agents, observing the rules determined by them, who will, in turn, forward such votes to B3’s Central Depository (Depositária Central). To this end, Holders of TIM Participações shares should contact their custody agents and check the procedures established by them for voting via remove voting ballots, as well as the documents and information required by them for this purpose.

ii.       Holders of TIM Participações shares who choose to exercise the right to vote through the bookkeeping institution for TIM Participações shares must go to any Banco Bradesco branch in Brazil, in possession of their identification document or representation documents.

The list of available branches can be verified through the website: www.bradesco.com.br

Bradesco’s Shares and Custody Department is available to Holders of TIM Participações shares for further clarification and assistance in the channels indicated below:

Shares and Custody Department:

E-mail: dac.escrituracao@bradesco.com.br

Phone: 0800 701 1616

iii.       Holders of TIM Participações shares who choose to send the remove voting ballot directly to the Company may also, if they prefer, send the digitalized copies of the ballot duly completed, initialed and signed and of the authenticated identification and/or representation documents to the electronic address ri@timbrasil.com.br. In this case, it will also be necessary to send the original ballot and the certified copy of the other required documents, up to seven days before the general meeting, to us at Avenida João Cabral de Mello Neto, nº 850, Torre Norte, 12th floor, Barra da Tijuca, City and State of Rio de Janeiro.

Once the aforementioned documents are received, we will notify the Holder of TIM Participações shares of their receipt and of their acceptance or not, under the terms of CVM Instruction No. 481/2009, as amended.

If the ballot is eventually forwarded directly to us and is not fully completed or is not accompanied by all the supporting documents described, it will be disregarded and such information will be sent to the holder of TIM Participações shares through the electronic address indicated on the ballot.

The required documents mentioned above must be filed with TIM Participações up to two days before the date of the general meeting. Any ballots received after that date will be disregarded.

Except as set forth in CVM Instruction No. 481/2009, if there is a discrepancy between any remote voting ballot received directly by us and the voting instruction contained in the consolidated voting map sent by B3’s Central Depository with respect to the same CPF registration number or CNPJ, the voting instruction contained in the voting map will prevail, and the ballot received directly by us will be disregarded.

The documents mentioned here must be addressed as follows: TIM Participações S.A., c/o Investor Relations Officer, Mr. Adrian Calaza, Avenida João Cabral de Mello Neto, nº 850, Torre Norte, 12th floor, Barra da Tijuca, City and State of Rio de Janeiro, Brazil.

Tabulation of Votes

Among other functions, the person appointed as secretary at the TIM Participações extraordinary general shareholders meeting will be responsible for determining the number of TIM Participações shares represented at the TIM Participações extraordinary general shareholders meeting to confirm the existence of a quorum, as well as for counting the votes cast at the meeting.

Dissenters’, Appraisal or Similar Rights

Shareholders have the following appraisal rights under Brazilian law in connection with the Merger. Assuming that the Merger is approved, TIM Participações shareholders that did not vote in favor of the Merger (including those that were absent from the relevant shareholders’ meeting) are entitled to exercise withdrawal rights as provided under Article 137 of Brazilian Corporate Law. In this case, dissenting shareholders will receive the book value per of TIM Participações on March 31, 2020. Withdrawal rights may be exercised at any time during the 30 days following the publication of the merger resolutions in the periodicals where TIM Participações generally publishes its corporate documents (official gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro) and Valor Econômico), which publication is expected to occur within four days of the shareholders’ meeting of TIM Participações.

The board of directors of TIM has the power to call a new shareholders’ meeting to reconsider the Merger within 10 days from the end of the 30-day period for exercising withdrawal rights, if, in the board’s judgment, it determines that payment for the shares of dissenting shareholders could jeopardize the financial position of TIM.

Creditor Opposition Rights

In connection with the Merger, TIM will assume all of the liabilities and succeed to all of the assets of TIM Participações. Within a period of sixty (60) days following the publication of the minutes of the shareholders’ meeting approving the Merger, creditors of both the TIM Participações and TIM that are harmed as a result of the Merger will have the right to file a legal claim to annul the Merger, provided that any such claim will not be sufficient to annul the Merger if TIM settles or makes a deposit with the relevant court in the amount claimed.

Shareholding Structure

Upon effectiveness of the Merger, the pre-Merger shareholders of TIM Participações will hold the same percentage of TIM shares as of TIM Participações shares held before the Merger. TIM Brasil is currently the largest shareholder of TIM Participações through its 66.58% shareholding interest and will hold the same interest in TIM shares following the Merger.

The Merger

The following is a description of the material aspects of the Merger. While TIM believes that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. We encourage you to carefully read this entire proposal as well as the form of merger agreement and the form of merger resolutions, which will be mailed to shareholders in advance of the meeting as exhibits to this proposal.

Objectives of the Merger

The Merger represents an additional step in the ongoing process of corporate reorganization carried out by the TIM Group since the privatization of the Brazilian telecommunications sector, which included the formation of TIM Brasil in 2002, the acquisition of Intelig in 2009, known since September 2017 as TIM S.A., the acquisition of Eletropaulo Telecomunicações in 2011 and its subsequent merger into TIM Celular in 2012 and the merger of TIM Celular into TIM S.A. in October 2018.

Implementation of the Merger

The Merger consists of the following:

•	The Merger of TIM Participações with and into TIM, as the surviving company, pursuant to which the shareholders of TIM Participações will receive one (1) TIM share for every TIM Participações share they hold.
•	The Merger will be carried out in accordance with the provisions of the Brazilian Corporate Law. As a result of the Merger, TIM will succeed to all of the rights and obligations of TIM Participações.
•	Assuming the TIM Participações shareholders approve the Merger and the conditions to closing are satisfied, the Merger will become fully effective on the Effective Date. See “The Merger—Effectiveness of the Merger.”

As a result of the Merger, TIM Participações will cease to exist, its shares will be delisted from the B3, and shareholders of TIM Participações will receive TIM shares, which will be listed on the B3.

The following graph sets forth the current corporate structure of the Group:

The following graph sets forth the corporate structure of the Group after the Merger:

Within 45 days from the Effective Date, the TIM shares are expected to be directly delivered to TIM Participações shareholders or to TIM Depositary.

The Merger Agreement (Protocolo de Incorporação)

The merger agreement (protocolo de incorporação) governing the Merger was approved for submission to a vote of the shareholders by the Board of Directors of both TIM Participações and TIM on July 29, 2020. The merger agreement (protocolo de incorporação) and the merger resolutions will set out the main terms and conditions of the Merger to comply with the requirements of Brazilian law, as applicable.

The merger agreement (protocolo de incorporação) is drafted in accordance with and pursuant to the mandatory Brazilian law provisions of the Brazilian Corporate Law and of the rules issued by the CVM. The merger agreement (protocolo de incorporação) sets out the main terms and conditions of the Merger, as mandatorily prescribed by the applicable provisions of Brazilian law.

An English translation of the Merger Agreement (protocolo de incorporação), as amended, is included as Exhibit 10 to TIM Participações’s report on Form 6-K filed on July 29, 2020 regarding the Merger.

Merger Consideration and Exchange Ratio

At the extraordinary general shareholders’ meeting of TIM called to consider the Merger, as a consequence of the approval of the Merger, the holders of shares of TIM will also vote to amend TIM’s by-laws to increase its share capital to R$1,718,742.68 (one million, seven hundred and eighteen thousand, seven hundred and forty-two Brazilian Reais and sixty-eight cents).

At the time of the Merger, all shares of TIM Participações held by its shareholders will be cancelled and TIM will issue new shares to TIM Participações’ shareholders. The number of new shares to be issued by TIM will take into account the 1:1 exchange ratio proposed for the Merger. The treasury shares held by TIM Participações will be cancelled in connection with the Merger. Once the Merger becomes effective, the Board of Directors of TIM will declare the number of shares in which its capital stock will be divided, which will correspond to the same number of TIM Participações shares outstanding on the date when the Merger becomes effective (i.e., all issued shares less treasury shares held by TIM Participações).

Upon the conclusion of the Merger, by virtue of such merger and without any action on the part of any holder of TIM Participações shares, the TIM Participações shareholders will receive one (1) TIM share for each one (1) TIM Participações share that they hold.

Positions in TIM

The executive officers, directors and management of TIM will be identical to those of TIM Participações prior to the Merger. See “Item 6. Directors, Senior Management and Employees⸺A. Directors and Senior Management” of the TIM Participações 2019 Form 20-F for more information on our executive officers, directors and management.

Treatment of Equity Awards

The Merger will have no impact on the share-based equity plan of the Group.

Closing Conditions

The Merger is subject to the following conditions:

•	The authorization of the Merger by the shareholders of both TIM Participações and TIM, pursuant to Articles 129, 136 and 227 of the Brazilian Corporation Law; and
•	The listing of TIM on the Novo Mercado segment of B3.

There can be no assurance that these conditions will be satisfied.

Effectiveness of the Merger

Assuming that the conditions listed under “Closing Conditions” above are satisfied, the Merger is expected to become effective as of the Effective Date. Upon the Merger becoming effective, TIM Participações will be merged with and into TIM, a corporation (sociedade anônima) authorized to operate as a telecommunications service provider under the Brazilian Telecommunications Law, as the surviving entity, and TIM Participações will cease to exist as a stand-alone entity.

In up to 45 days after the Effective Date, by virtue of such merger and without any action on the part of any holder of TIM Participações or TIM shares, the TIM Participações shareholders will receive one (1) TIM share for each one (1) TIM Participações share that they hold upon the deposit of the TIM shares merger consideration with the B3’s Central Depository in Brazil. The new TIM By-laws will enter into force on the date when TIM shares begin to be traded on the B3 stock exchange. See “The TIM Shares and By-laws” for additional information. The Merger is expected to be effective by September 15, 2020 and the trading of the TIM shares and American Depositary Shares, or ADSs, on the NYSE is expected to commence by October 15, 2020.

The merger resolutions will be filed with the Board of Trade (Junta Comercial) of the State of Rio de Janeiro and published in the periodicals where TIM Participações generally publishes its corporate documents (official gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro) and Valor Econômico).

Accounting Treatment

Following the Merger, TIM will prepare its consolidated financial statements in accordance with IFRS. Under IFRS, the Merger consists of a common control transaction that does not meet the definition of a business combination and therefore is outside the scope of application of IFRS 3—Business Combinations. Accordingly, it will be accounted for as an equity transaction at the existing carrying amounts.

Tax Consequences

Material Brazilian Tax Consequences

We understand that the following are the material Brazilian tax consequences under current Brazilian law of the Merger and the ownership and disposition of TIM shares and ADSs following the Merger to holders of TIM Participações shares and ADSs.

We understand that the Merger is a tax-free transaction under Brazilian tax law and would result in the following material consequences: (i) the loss of TIM Participações’ carried forward tax losses due to its merger into TIM (these tax losses do not represent any impact in TIM Participações’ books, since as a holding company, it does not present any taxable income to offset the tax losses carried forward); (ii) certain tax efficiencies related to the applicable PIS and COFINS taxes due in case of distribution of profits to our shareholders under the form of interest on shareholders’ equity; and (iii) certain tax efficiencies related to the income tax and the social contribution on net profit currently incurred by TIM Participações, which shall be consolidated in TIM after the Merger.

Holders of TIM Participações shares and/or ADSs will not recognize any gain or loss on the exchange of their TIM Participações shares and/or ADSs for TIM shares and/or ADSs and will have the same cost basis in the TIM shares and/or ADSs as their cost basis in the TIM Participações shares or ADSs surrendered. Holders of TIM shares and ADSs following the Merger will be subject to the same tax treatment under applicable Brazilian tax laws as the current holders of TIM Participações shares and ADSs. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” of the TIM Participações 2019 Form 20-F for a description of such tax treatment.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences of the Merger and the ownership and disposition of TIM shares and ADSs following the Merger to U.S. Holders (as defined below) of TIM Participações shares and ADSs described below.

The discussion applies only to a U.S. Holder that holds TIM Participações shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers or traders in securities or foreign currencies who use a mark-to-market method of tax accounting;
•	persons holding TIM Participações shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the TIM Participações shares or ADSs;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax or the provisions of the Code (as defined below) known as the Medicare Contribution Tax;
•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”
•	persons who acquired TIM Participações shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;
•	persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the TIM Participações shares or ADSs to an “applicable financial statement” under Section 451(b) of the Code;

•	persons holding TIM Participações shares or ADSs in connection with a trade or business conducted outside the United States;
•	persons holding TIM Participações shares or ADSs that own or are deemed to own 10% or more of our stock (by vote or value); or
•	U.S. Holders that will own (directly or indirectly) 5% of the either the total voting power or the total value of the shares of TIM immediately after the Merger.

In addition, this discussion does not address other U.S. federal taxes (such as gift or estate taxes) or the tax consequences of the Merger under state, local or non-U.S. tax laws.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds TIM Participações shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding TIM Participações shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of the Merger and of owning and disposing of TIM shares or ADSs following the Merger in their particular circumstances.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of TIM Participações shares or ADSs that is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns TIM ADSs or TIM Participações ADSs will be treated as the owner of the underlying TIM shares or TIM Participações shares, respectively, represented by such ADSs for U.S. federal income tax purposes.

This discussion assumes that TIM Participações and TIM are not, and will not become, passive foreign investment companies, as described below.

Shareholders are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of the Merger to them, as well as any tax consequences arising under any state, local and non-U.S. tax laws or any other U.S. federal tax laws.

The Merger

We expect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, completion of the merger is not conditioned on the receipt of an opinion of counsel to that effect and neither we nor TIM intend to obtain a ruling from the Internal Revenue Service (the “IRS”) regarding qualification of the Merger as a “reorganization.” Accordingly, no assurance can be given that the IRS will not challenge the treatment of the Merger as a “reorganization” or that a court would not sustain such a challenge.

Subject to the discussions below and under “—Passive Foreign Investment Company Rules”, if the Merger is treated as a “reorganization” for U.S. federal income tax purposes:

•	no gain or loss will be recognized by the U.S. Holder on the exchange of TIM Participações shares or ADSs for TIM shares or ADSs;

•	the aggregate basis of the TIM shares or ADSs received in the Merger will be equal to the U.S. Holder’s aggregate tax basis in its TIM Participações shares or ADSs exchanged in Merger;
•	the holding period of the TIM shares or ADSs received in exchange for TIM Participações shares or ADSs will include the holding period of the TIM Participações shares or ADSs for which they are exchanged.

Taxation of Distributions on TIM Shares or ADSs Received in the Merger

Distributions paid on TIM shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of TIM’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because TIM does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE (where TIM’s ADSs are expected to be traded). U.S. Holders should consult their tax advisers to determine whether these preferential rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

The amount of a dividend will include any amounts withheld by TIM in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Sale or Other Disposition of TIM Shares or ADSs Received in the Merger

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of TIM shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the TIM shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the TIM shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. If a Brazilian tax is withheld on the sale or other disposition of TIM shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or other disposition before deduction of the Brazilian tax.

See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Taxation of Gains” of the TIM Participações 2019 Form 20-F for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, Brazilian income taxes withheld from dividends on TIM shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder’s gains from the sale or exchange of TIM shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S.

law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Bonds Tax and any IOF/Exchange Tax imposed on the deposit of TIM shares in exchange for ADSs and the cancellation of ADSs in exchange for TIM shares (as discussed under “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions” of the TIM Participações 2019 Form 20-F) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

Special, generally unfavorable, U.S. federal income tax rules may apply to U.S. Holders that have held TIM Participações shares or ADSs or will hold TIM shares or ADSs if TIM Participações or TIM has been or is a “passive foreign investment company” (“PFIC”) at any time during which the U.S. Holder has held or holds TIM Participações shares or TIM shares or ADSs, and may change the treatment of distributions on and dispositions of TIM shares or ADSs described above and the treatment of the exchange of TIM Participações shares or ADSs for TIM shares or ADSs pursuant to the Merger.

TIM Participações believes that it was not a PFIC for U.S. federal income tax purposes for the 2019 taxable year and TIM does not expect to be a PFIC for its current taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the TIM will not be a PFIC for any taxable year.

If TIM Participações has been a PFIC at any time during the holding period of a U.S. Holder, assuming that TIM is not a PFIC in the taxable year of the Merger, such a U.S. Holder would, under proposed regulations which are proposed to be effective from April 11, 1992, recognize gain (but not loss) upon the exchange of its TIM Participações shares or ADSs for TIM shares or ADSs. The gain would be equal to the difference between the fair market value of the TIM shares or ADSs received on the date of the exchange and the U.S. Holder’s tax basis in TIM Participações shares or ADSs exchanged and would be subject to taxation in the manner described below with respect to gain on disposition of TIM shares or ADSs.

If TIM were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before TIM became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for such taxable year. Similar rules would apply to any distribution received by a U.S. Holder on its shares or ADSs to the extent in excess of 125% of the average of the annual distributions on shares or ADSs received by a U.S. Holder during the preceding three years or such U.S. Holder’s holding period, whichever is shorter. Certain elections (such as a mark-to-market election) may be available that would result in alternative treatment under the PFIC rules. U.S. Holders should consult their tax advisers to determine whether TIM is a PFIC for any given taxable year and the tax consequences to them of holding shares in a PFIC. Furthermore, if TIM were a PFIC or, for the taxable year in which TIM paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If TIM is a PFIC for any taxable year during which a U.S. Holder owns TIM shares or ADSs, the U.S. Holder will generally be required to file IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the

U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to TIM’s shares or ADSs.

U.S. Holders of TIM shares or ADSs should consult their own tax advisers as to the Brazilian, U.S. federal, state, local and other tax consequences of the ownership and disposition of TIM shares or ADSs based upon their particular circumstances.

TIM

History and Development of TIM S.A. and the Group

The history and development of the Group, for which TIM is the only operating subsidiary, is set forth under “Item 4. Information on the Company—A. History and Development of the Company” of the TIM Participações 2019 Form 20-F.

Basic Information of TIM

TIM S.A. is a publicly held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil. The Company was incorporated in the Federative Republic of Brazil for an indefinite period on February 11, 1998 under the name TIM S.A.

Our headquarters are located at João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor, 22775-055 Rio de Janeiro, Brazil, and our telephone number is +55 (21) 4109-4167.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Corporate Reorganization and Merger

On July 25, 2017, the board of directors of TIM Participações approved the corporate reorganization, or the Reorganization, of its subsidiaries, under which TIM Celular would be merged into Intelig (which had its corporate name changed to TIM S.A. in September 2017). The objective of the Reorganization was to capture operational and financial synergies, through the implementation of a more efficient process structure, as well as accounting and internal control systems.

The merger of TIM Celular into TIM S.A. took place on October 31, 2018, transferring all of TIM Celular’s operations to TIM S.A., and with TIM S.A. succeeding to all of TIM Celular’s assets, rights and liabilities. This step of the Reorganization resulted in efficiencies including: (i) tax efficiencies related to the termination of intercompany transactions; (ii) the creation of one company with combined services (fixed and mobile services) potentially resulting in a more efficient and swift response to the market’s needs, through the development of new services and integrated offers, and enabling a better strategic positioning and competitiveness as well as a better customer experience; (iii) optimization of resources and systems; and (iv) the recording by the Company of an approximately R$952 million tax credit. The minutes of the Reorganization were filed with and approved by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo), or JUCESP, in December 2018.

The Merger represents an additional step in the ongoing process of corporate reorganization carried out by the TIM Group since the privatization of the Brazilian telecommunications sector, which included the formation of TIM Brasil in 2002, the acquisition of Intelig in 2009, known since September 2017 as TIM S.A., the acquisition of Eletropaulo Telecomunicações in 2011 and its subsequent merger into TIM Celular in 2012 and the merger of TIM Celular into TIM S.A. in October 2018.

Business Overview

As the sole subsidiary of TIM Participações, our business is substantially the same as the business of TIM Participações as described in the TIM Participações 2019 Form 20-F under “Item 4. Information on the Company⸺B. Business Overview.”

Dividend Policy

Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity. We may also make additional distributions to the extent of available distributable profits and reserves.

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The interest rate may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

For the purposes of Brazilian corporate law, and in accordance with our By-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and
•	contingency reserves.

We are required to maintain a legal reserve to which we must allocate 5% of net income for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve.

Brazilian corporate law also provides for two discretionary allocations of net income that are subject to approval by the shareholders at the annual meeting. First, a percentage of net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net income in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian corporate law, realized net income is defined as the amount of net income that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian corporate law, any company may, as a term in its By-laws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. TIM’s By-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

We may also allocate a portion of our net income for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with IFRS.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital, but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and Brazilian corporate law.

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•	its management (board of directors and board of statutory officers) and fiscal council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and
•	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
•	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

For the purposes of Brazilian corporate law, 25% of the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends, if the By-laws of the company establish such provision.

Payment of Dividends

We are required by law and by our By-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our statutory officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding such share. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

Selected Historical consolidated Financial and Other Data

Selected Historical Financial Data

TIM Participações and TIM

For the selected historical consolidated financial data of TIM Participações, please see TIM Participações 2019 Form 20-F and the TIM Participações Q1 Form 6-K incorporated herein by reference. Given that TIM is the sole subsidiary of TIM Participações S.A., its financial statements are substantially the same as those of TIM Participações S.A., except for amounts related to goodwill, judicial deposits and contingencies included in TIM Participações S.A. financial statements and not included in TIM S.A. financial statements.

The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited interim financial statements. Interim results are not necessarily indicative of results that may be expected for a full year or any future interim period. Historical results for any period are not necessarily indicative of results to be expected for any future period.

Per Share Data

The following tables present selected historical per share data of TIM and TIM Participações at and for the three months ended March 31, 2020 and the year ended December 31, 2019 as well as on a pro forma basis giving effect to the Merger. The selected historical per share information of TIM and TIM Participações at and for the three months ended March 31, 2020 and at and for the year ended December 31, 2019 set forth below has been derived from the unaudited interim financial statements and the audited financial statements, respectively. You should read the information in this section together with the unaudited interim financial statements and the audited financial statements incorporated by reference into this proposal.

	TIM(2)	TIM Participações	Pro Forma(3)
	At and for the three months ended March 31, 2020
	(in R$)
Basic earnings per ordinary share	0.004	0.07	0.07
Cash dividends per ordinary per share(1)	0.01	0.23	0.23
Book value per ordinary share (net of treasury shares)	0.53	9.33	9.33

(1)	Dividends are paid in Brazilian reais.
(2)	Per share amounts based on the total outstanding number of TIM shares following the pre-Merger capital restructuring.
(3)	Per TIM share on a pro forma basis giving effect to the Merger as if it had occurred on January 1, 2020.

	TIM(2)	TIM Participações	Pro Forma(2)(3)
	At and for the year ended December 31, 2019
	(in R$)
Basic earnings per ordinary share	0.09	1.50	1.50
Cash dividends per ordinary per share(1)	0.02	0.32	0.32
Book value per ordinary share (net of treasury shares)	0.52	9.27	9.27

(1)	Dividends, if and when declared, are paid in Brazilian reais.
(2)	Per share amounts based on the total outstanding number of TIM shares following the pre-Merger capital restructuring.
(3)	Per TIM share on a pro forma basis giving effect to the Merger and the merger of TIM Celular into TIM as if both had occurred on January 1, 2019.

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information (the “unaudited pro forma financial information”) as of and for the three months ended March 31, 2020 and as of and for the year ended December 31, 2019 has been prepared by applying unaudited pro forma adjustments to (i) the historical interim consolidated balance sheet as of March 31, 2020 included in the unaudited interim financial statements, (ii) the historical interim consolidated income statement for the three months ended March 31, 2020 included in the unaudited interim financial statements, and (iii) the historical consolidated income statement for the years ended December 31, 2019 and 2018 included in the audited financial statements, respectively, incorporated by reference herein.

The unaudited pro forma financial information for the year ended December 31, 2019 and for the three months ended March 31, 2020 gives effect to (i) the merger of TIM Celular into TIM S.A. as part of the Reorganization and (ii) the Merger. For further information, see “The Merger⸺Implementation of the Corporate Restructuring” appearing elsewhere in this proposal.

The unaudited pro forma condensed consolidated balance sheet has been prepared based on the consolidated IFRS historical balance sheets of TIM and TIM Participações appearing elsewhere in this proposal and give effect on a pro forma basis to the Merger as if it had occurred on January 1, 2020 and January 1, 2019. The unaudited pro forma condensed consolidated income statements have been prepared assuming that the events set forth above had occurred on January 1, 2020 and January 1, 2019. The unaudited pro forma financial information does not purport to represent what our actual results of operations would have been if these transactions had actually occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial condition. The unaudited pro forma financial information is presented for informational purposes only. The historical consolidated income statement and interim consolidated income statement have been adjusted in the unaudited pro forma financial information to give effect to pro forma events that are (1) directly attributable to the above listed transactions, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results.

The unaudited pro forma financial information should be read in conjunction with the information contained in the TIM Participações 2019 Form 20-F and the TIM Participações Q1 Form 6-K, and the audited financial statements and the unaudited interim financial statements incorporated by reference in this proposal. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to our unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AT MARCH 31, 2020

	TIM PART	TIM S.A.	Pro forma	Interco	Total	TIM PART
	Standalone		Adjustment	Elimination	Pro forma	Consolidated
Total Assets	22,737,360	38,988,453	(22,174,685)	(51,373)	39,499,755	39,499,755
Currents Assets	108,250	7,130,003	—	(51,373)	7,186,880	7,186,880
Cash & Cash equivalents	20,396	1,570,531			1,590,927	1,590,927
Marketable securities	14,365	24,914			39,279	39,279
Trade receivables	520	3,123,329			3,123,849	3,123,849
Other current assets	72,969	2,411,229	—	(51,373)	2,432,825	2,432,825
Total non-current assets	22,629,110	31,858,450	(22,174,685)	—	32,312,875	32,312,875
other non-current assets	86,855	4,812,417	—		4,899,272	4,899,272
tangible& intangible assets	22,542,255	27,046,033	(22,174,685)	—	27,413,603	27,413,603
Investments in associates	22,384,699	—	(22,384,699)		—	—
tangible assets	—	17,874,186	—		17,874,186	17,874,186
Intangible assets (exc, goodwill)	—	8,012,198	—		8,012,198	8,012,198
Goodwill	157,556	1,159,649	210,014		1,527,219	1,527,219
Total liabilities & shareholders´ equity	22,737,360	38,988,453	(22,174,685)	(51,373)	39,499,755	39,499,755
Total liabilities	149,905	16,754,704	59,064	(51,373)	16,912,300	16,912,300
Total current liabilities	71,531	5,936,957	—	(51,373)	5,957,115	5,957,115
Total non-current liabilities	78,374	10,817,747	59,064	—	10,955,185	10,955,185
Borrowings and loans		1,311,574			1,311,574	1,311,574
financial instruments		—			—	—
Leasing liabilities		7,283,025			7,283,025	7,283,025
Indirect taxes payable		3,036		3,036	3,036	—
Direct taxes payable		212,770			212,770	212,770
Deferred income taxes		176,869	(30,428)		146,441	146,441
Provisions for tax, legal and administrative proceedings	48,622	747,548	89,492		885,662	885,662
Employee benefit		5,782		5,782	5,782	—
other non-current liabilities	29,752	1,077,143	—		1,106,895	1,106,895
Total Shareholders´ equity	22,587,455	22,233,749	(22,233,749)	—	22,587,455	22,587,455
			(a)	(b)
	—	—	—	—	—	—

(a)	Elimination of investment in TIM S.A. The investment balance is presented net of goodwill, contingencies and deferred tax recognized at the acquisition of TIM S.A.
(b)	Elimination of Intercompany balances

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED MARCH 31, 2020

	TIM PART	TIM S.A.	Pro-forma	Elimination of	Total	TIM PART
	Standalone		adjustment	Inteco balances	Pro forma	Consolidated
Net Revenue		4,215,308			4,215,308	4,215,308
Cost of services provided and goods sold		(1,961,448)			(1,961,448)	(1,961,448)
Gross profit		2,253,860			2,253,860	2,253,860
Operational income (expenses):
Sales		(1,209,040)			(1,209,040)	(1,209,040)
General and administrative	(8,476)	(429,688)			(438,164)	(438,164)
Gain (loss) in equity	172,873		(172,742)	(131)	0	0
Other revenues (expenses), net	722	(92,455)		199	(91,534)	(91,534)
	165,119	(1,731,183)	(172,742)	68	(1,738,738)	(1,738,738)
Operational profit	165,119	522,677	(172,742)	68	515,122	515,122
Financial income (expenses):
Financial income	2,519	362,698			365,217	365,217
Financial expenses	(5,797)	(613,995)			(619,792)	(619,792)
	(3,278)	(251,297)			(254,575)	(254,575)
Profit before income tax and social contribution	161,841	271,380	(172,742)	68	260,547	260,547
Income tax and social contribution	0	(98,638)		(68)	(98,706)	(98,706)
Net profit for the period	161,841	172,742	(172,742)	0	161,841	161,841
Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)
basic earnings per shares	0.07	0.004				0.07
Diluted earnings per share	0.07					0.07
		(a)	(b)

(a)	Elimination of equity gain based on TIM S.A profit for the period.
(b)	Elimination of equity gain related to realization of contingencies that were recognized as part of purchase price allocation of TIM S.A, The realization also has a deferred tax impact.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2019

	TIM PART	TIM S.A.	Pro forma	Interco	Total	TIM PART
	Standalone		Adjustment	Elimination	Pro forma	Consolidated
Total Assets	23,133,188	39,857,182	(21,999,611)	(641,836)	40,348,924	40,348,924
Currents Assets	677,930	8,418,033	-	(641,836)	8,454,127	8,454,127
Cash & Cash equivalents	762	2,284,048			2,284,810	2,284,810
Marketable securities	12,167	642,312			654,479	654,479
Trade receivables	1,844	3,182,935			3,184,780	3,184,780
Dividends and interest in shareholders´ equity	597,550	-		(597,550)	-	-
Other current assets	65,606	2,308,738		(44,286)	2,330,058	2,330,058
Total non-current assets	22,455,259	31,439,149	(21,999,611)	(641,836)	31,894,797	31,894,797
other non-current assets	88,097	4,256,229			4,614,306	4,614,306
tangible& intangible assets	22,367,181	26,912,920	(21,999,611)		27,280,491	27,280,491
Investments in associates	22,209,626		(22,209,626)
tangible assets		17,612,164			17,612,164	17,612,164
Intangible assets (exc, goodwill)		8,141,107			8,141,107	8,141,107
Goodwill	157,556	1,159,649	210,015		1,527,219	1,527,219
Total liabilities & shareholders´ equity	23,133,188	39,857,182	(21,999,611)	(641,836)	40,348,924	40,348,924
Total liabilities	46,357149,905	7,537,57016,754,704	59,064	(44,286)(51,373)	16,912,300	16,912,300
Dividends and interest in shareholders´ equity	577,837	597,550		(597,550)	577,837	577,837
Total current liabilities	624,194	8,135,120		(641,836)	8,117,479	8,117,479
Total non-current liabilities	77,176	9,663,255	59,197		9,799,627	9,799,627
Borrowings and loans		644,908			644,908	644,908
financial instruments		3,547			3,547	3,547
Leasing liabilities		6,907,802			6,907,802	6,907,802
Indirect taxes payable		2,997			2,997	2,997
Direct taxes payable		212,310			212,310	212,310
Deferred income taxes		78,230	(30,495)		47,734	47,734
Provisions for tax, legal and administrative proceedings	47,423	703,522	89,692		840,637	840,637
Employee benefit		5,782			5,782	5,782
other non-current liabilities	29,752	1,104,157			1,104,157	1,104,157
Total Shareholders´ equity	22,431,818	22,058,807	(22,058,807)		22,431,818	22,431,818
			(a)	(b)
	—	—	—	—	—	—

(a)	Elimination of investment in TIM S.A. The investment balance is presented net of goodwill, contingencies and deferred tax recognized at the acquisition of TIM S.A.
(b)	Elimination of Intercompany balances, including dividends and interest on shareholders’ equity

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019

	TIM PART	TIM S.A.	Pro-forma	Elimination of	Total	TIM PART
	Standalone		adjustment	Inteco balances	Pro forma	Consolidated
Net Revenue		17,377,194			17,377,194	17,377,194
Cost of services provided and goods sold		(7,433,731)			(7,433,731)	(7,433,731)
Gross profit		9,943,463			9,943,463	9,943,463
Operational income (expenses):
Sales		(4,986,289)			(4,986,289)	(4,986,289)
General and administrative	(24,755)	(1,693,104)			(1,717,859)	(1,717,859)
Gain (loss) in equity	3,865,255		(3,860,162)	(5,093)	-	-
Other revenues (expenses), net	(54,866)	1,322,690		7,717	1,275,541	1,275,541
	3,785,635	5,356,703	(3,860,162)	2,624	(5,428,606)	(5,428,606)
Operational profit	3,785,635	4,586,760	(3,860,162)		4,514,851	4,514,851
Financial income (expenses):
Financial income	2,705	1,515,657			1,515,657	1,515,657
Financial expenses	(169,458)	(1,327,694)			(1,327,694)	(1,327,694)
	(166,754)	187,963			21,210	21,210
Profit before income tax and social contribution	3,618,881	4,774,723	(3,860,162)	2,624	4,536,066	4,536,066
Income tax and social contribution	3,246	(914,561)		(2,624)	(913,940)	(913,940)
Net profit for the period	3,622,127	3,860,162	(3,860162)	-	3,622,127	3,622,127
Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)
basic earnings per shares	1,5	0,09			1,5
Diluted earnings per share
		(a)	(b)

(a)	Elimination of equity gain based on TIM S.A profit for the period.
(b)	Elimination of equity gain related to realization of contingencies that were recognized as part of purchase price allocation of TIM S.A, The realization also has a deferred tax impact.

Market Prices

TIM’s shares do not currently trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or the B3, nor do they trade on any other exchange. The TIM Participações common shares are listed on the Novo Mercado segment of the B3 under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the B3, in reais. On March 31, 2020, the last reported sales price of the TIM Participações common shares on the B3 was R$12,44, and on March 31, 2020, the last reported sales price of the TIM Participações ADSs on the NYSE was U.S.$12.16. As of March 31, 2020, the U.S. dollar-real exchange rate was R$5.199 per U.S.$1.00. As of July 28, 2020, the U.S. dollar-real exchange rate was R$5.177 per U.S.$1.00.

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
Year ended
December 31, 2015	24.38	8.44	12.88	6.56
December 31, 2016	13.85	7.12	8.86	5.68
December 31, 2017	19.43	12.30	13.10	7.73
December 31, 2018	22.93	14.06	15.95	10.63
December 31, 2019	19.28	12.88	15.67	10.54

Year ended December 31, 2018
First quarter	22.49	19.52	14.74	12.66
Second quarter	22.93	16.55	15.95	12.63
Third quarter	17.64	14.34	13.60	11.35
Fourth quarter	19.22	14.32	12.41	11.04

Year ended December 31, 2019
First quarter	17.55	14.71	12.58	11.05
Second quarter	16.24	12.88	12.08	10.20
Third quarter	16.39	14.04	12.65	11.43
Fourth quarter	19.28	13.53	15.67	11.37

Year ended December 31, 2020
First quarter	20.15	11.74	17.49	12.20
Second quarter	14.70	10.48	14.75	12.20
Third quarter (through July 28, 2020)	15.90	13.46	16.80	14.41
Fourth quarter	n/a	n/a	n/a	n/a

Month ended
February 29, 2020	20.06	18.03	17.49	16.13
March 31, 2020	18.78	11.74	17.20	12.20
April 30, 2020	13.18	10.66	13.54	12.20
May 31, 2020	12.83	10.48	13.90	12.20
June 30, 2020	14.70	12.49	14.75	13.51
July 31, 2020 (through July 28, 2020)	15.90	13.46	16.80	14.41

At an extraordinary shareholders meeting held on June 22, 2011, the shareholders of TIM Participações approved, among other things: (1) the conversion of all of the TIM Participações preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (2) the adherence by TIM Participações to the Novo Mercado rules and the transfer of trading of the shares issued by TIM Participações to the Novo Mercado; and (3) amendments to the TIM Participações By-laws.

In order to join the Novo Mercado, TIM Participações entered into a Novo Mercado Participation Agreement with the B3. Through this agreement, which became effective on July 27, 2011, TIM Participações is required to comply with heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, the shares of TIM Participações started trading on the Novo Mercado segment of the B3. Pursuant to the Novo Mercado Regulations, TIM Participações is not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.

Prior to August 2, 2011, TIM Participações had common shares and preferred shares listed on the B3 under the symbols “TCSL3” and “TCSL4,” respectively. Our ADSs listed on the NYSE each represented 10 preferred shares. As part of the migration of TIM Participações to the Novo Mercado listing segment of the B3, the TIM Participações preferred shares ceased to trade on August 2, 2011. On August 4, 2011, the TIM Participações ADSs representing preferred shares ceased to trade on the NYSE. From August 3, 2011, TIM Participações only had common shares traded on the Novo Mercado listing segment of the B3, by using the symbol “TIMP3” and as from August 5, 2011, the TIM Participações ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

Exchange Rates

Brazil has had a free market for foreign exchange since 1994 and the Brazilian government allows the real to float against the U.S. dollar. There can be no assurance that the Brazilian government will maintain its current policies with regard to the real or that the real will not depreciate or appreciate significantly in the future.

In respect of foreign exchange, the Brazilian real depreciated 4.02% compared to the U.S. dollar in 2019. During the year, the exchange rate fluctuated again this year due to continued reports of corruption cases in Brazil involving political officials and major Brazilian companies, expectations regarding the approval of the public pension, fiscal and political reforms, adjustments to the Brazilian monetary policy, international trade disputes, and reforms proposed by the U.S. government.

In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments ranged from a daily to a monthly basis, floating exchange rate systems, exchange controls and dual exchange rate markets. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar.

As of July 28, 2020, the selling real/dollar exchange rate was R$5.177 to U.S.$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate presented herein may not be indicative of future exchange rates. These translations should not be construed as representations that the real amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

The Brazilian economy has suffered balance-of-payment deficits and shortages in foreign exchange reserves in the past. While the Brazilian government, for more than ten years, has not restricted the ability of both Brazilian and foreign individuals or entities to convert reais into U.S. dollars, we cannot assure you that the Brazilian government will not institute restrictive exchange control policies in the future. To the extent that the Brazilian government institutes restrictive exchange control policies in the future, our ability to transfer or convert reais into U.S. dollars and other currencies would be adversely affected.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

TIM Participações and TIM

For management’s discussion and analysis of financial condition and results of operations for TIM Participações, please see TIM Participações 2019 Form 20-F and the TIM Participações Q1 Form 6-K incorporated herein by reference. Given that TIM is the sole subsidiary of TIM Participações S.A., its financial statements are substantially the same as those of TIM Participações S.A., except for amounts related to goodwill, judicial deposits and contingencies included in TIM Participações S.A. financial statements and not included in TIM S.A. financial statements.

Safe Harbor

See “Cautionary Statements Concerning Forward-Looking Statements.”

Major Shareholders and Related Party Transactions

Major Shareholders

Currently, TIM Participações owns 100.0% of our shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Significant Changes in Percentage Ownership of Principal Shareholders” of the TIM Participações 2019 Form 20-F for a description of the major shareholders of TIM Participações. After the Merger, TIM Brasil will own 66.58% of our shares. See “The Merger⸺Implementation of Merger.”

Related Party Transactions

As of December 31, 2019, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had assets and liabilities in amounts of R$10,420 thousand and R$111,823 thousand, respectively, as of December 31, 2019 with companies of the Telecom Italia Group. See Note 34 to our consolidated financial statements.

The TIM Shares and By-laws

General

Memorandum and By-laws

The following summarizes certain material provisions of TIM’s By-laws and the Brazilian corporate law, the main bodies of regulation governing us. Except as described in this section, TIM’s By-laws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian corporate law.

Registration

TIM’s By-laws have been registered with the Board of Trade of the State of Rio de Janeiro under number (NIRE) 33.300.324.631.

Corporate Purpose

Article 3 of our By-laws provides that our corporate purpose is to: (1) hold interest in the capital of companies that explore any type of telecommunications services, under the terms and conditions provided for in the relevant permits, authorizations or concessions, companies that develop activities that are necessary or useful to the provision of such services, or companies that provide Internet connection services, Value-Added Services and Internet application services; (2) promote, through its controlled or affiliated companies, the expansion, implementation, operationalization, and provision of any type of telecommunications services, under the terms and conditions provided for in the relevant permits, authorizations or concessions; (3) construct, manage, implement, operate, provide maintenance services, or commercialize infrastructure for own and/or third party use; (4) commercialize goods and/or merchandise, provide services, develop activities and practice any legal acts and/or business directly or indirectly related, or that are complementary, associated or linked to the services and activities established within the scope of the Company's corporate purpose; (5) promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies; (6) promote and incentivize study and research activities for the development of any type of telecommunications services, as well as of Internet connection services, other Value-Added Services and Internet application services; (7) provide, directly or through controlled or affiliated companies, services related to the telecommunications industry; (8) promote, incentivize and coordinate, through controlled or affiliated companies, the education and training of the staff required by the telecommunications industry in general; (9) perform or promote the importation, and exportation of goods and services for the controlled or affiliated companies, and for the execution of activities included in its/their corporate purpose; (10) commercialize, rent, lend, provide installation and/or maintenance services for the goods and/or merchandise necessary or useful to render the services included in its corporate purpose, such as telephone sets, electronics, computers and related technology, its accessories and spare parts; (11) provide administrative, consulting, advisory, and planning services; (12) provide services and/or develop activities related to the Internet of things, artificial intelligence and congenerics; (13) provide services in the areas of information technology and the Internet, such as licensing or assignment of the right to use computer programs, computer technical support services, including the installation, configuration, development and maintenance of programs, computer systems and databases, and data processing services; (14) provide information security, monitoring and georeferencing services; (15) provide commercialization services and support for own or third parties' marketing and advertising campaigns, including the preparation and sending of offers, advertising materials and publicity to clients, through any physical or virtual medium; (16) provide commercial and insurance representation services; (17) provide services for financial institutions, including correspondent banks, according to legislation, including, but not limited to: (i) the receipt and forwarding of proposals for the opening of current accounts, time deposit accounts, and savings accounts held by the contracting institution; (ii) the receipt and forwarding of proposals for credit and leasing operations granted by the contracting institution, as well as other services rendered for the monitoring the operation; and (iii) receiving and forwarding proposals for the supply of credit cards for which the contracting institution is responsible; (18) buy, sell, or provide, through any means of electronic communication, digital goods and merchandise, such as electronic books, audiobooks, newspapers, periodicals and such; (19) perform collection activities and management of registration information; (20) engage in any other activities related or akin to its purpose; and (21) hold interest in the corporate capital of other companies.

Company Management

According to our By-laws, our Board of Directors is comprised of at least five and at most 19 permanent members. The following is a description of some of the provisions of our By-laws concerning the Board of Directors:

•	the Board of Directors has the power to approve loans and financing as well as other transactions giving rise to indebtedness, for an amount exceeding R$500 million, as set forth in Article 22, Item XIII;
•	the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the statutory officers, as necessary; and
•	the Board of Directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the By-laws with respect to:

•	a director’s power to vote on a proposal in which such director is materially interested;
•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;
•	borrowing powers exercisable by the directors;
•	age limits for retirement of directors;
•	required shareholding for director qualification; or
•	disclosure of share ownership.

The statutory officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our By-laws concerning the Board of Statutory Officers:

•	the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;
•	the power to ratify, within the limits set forth in the By-laws, the purchase of materials and equipment and the execution of property, construction work and service agreements; and
•	the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30.0 million, provided that certain provisions of the By-laws are observed.

Rights Relating to Our Shares

Dividend Rights

Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity. We may also make additional distributions to the extent of available distributable profits and reserves.

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The interest rate may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

For the purposes of Brazilian corporate law, and in accordance with our By-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and
•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net income for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve.

Brazilian corporate law also provides for two discretionary allocations of net income that are subject to approval by the shareholders at the annual meeting. First, a percentage of net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net income in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian corporate law, realized net income is defined as the amount of net income that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian corporate law, any company may, as a term in its By-laws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. The Company’s By-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

We may also allocate a portion of our net income for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with IFRS.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and IFRS.

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•	its management (Board of Directors and Board of Statutory Officers) and Fiscal Council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and
•	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
•	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

For the purposes of Brazilian corporate law, 25% of the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends, if the By-laws of the company establish such provision.

Payment of Dividends

We are required by law and by our By-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our statutory officers, as approved by our Board of Directors.

The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding such share. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

Voting Rights

Each common share entitles the holder to one vote at meetings of shareholders.

Meeting of Shareholders

According to Brazilian law, shareholders must be previously notified through a notice published three times in Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 30 days prior to the meeting scheduled date. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

On the first notice, meetings may be held only if shareholders holding at least one-fourth of voting shares are represented. Extraordinary meetings for the amendment of the By-laws may be held on the first notice only if shareholders holding at least two-thirds of the voting capital are represented. On a second call, the meetings are held regardless of quorum.

Pursuant to our By-laws and Brazilian corporate law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

•	take the management accounts; examine, discuss and vote on the financial statements;
•	decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and
•	elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

An extraordinary shareholders’ meeting shall be convened whenever the Company interests so require. Pursuant to our By-laws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•	to amend the By-laws;
•	to decide on the appraisal of assets given by shareholders to pay up capital stock;
•	to decide on the Company’s transformation, merger, takeover and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

•	to suspend the rights of shareholders not in compliance with their duties imposed by law, the By-laws or the Novo Mercado Listing Rules;
•	to elect and remove, at any time, the members of the Board of Directors and the Fiscal Council;
•	to determine the global or individual remuneration of the Board of Directors, Board of Statutory Officers and the Fiscal Council;
•	to annually take the accounts of the management and decide on the submitted financial statements;
•	to decide where the Company shall file a civil liability lawsuit against the management for losses in the Company’s assets as provided by law;
•	to resolve in compliance with all provisions of any law, the By-laws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained; and
•	to previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Preemptive Rights

Except in the case of a public offering of ordinary shares or convertible debentures, public subscription or a public tender offer (whereby such actions must be authorized by the Board of Directors in accordance with article 22, section II of the By-laws), each of our shareholders has a general preemptive right to subscribe shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Withdrawal Rights

Subject to certain exceptions, the common shares are redeemable by shareholders exercising withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•	reduce the mandatory distribution of dividends;
•	change our corporate purpose;
•	participate in a group of companies;
•	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;
•	split up, subject to the conditions set forth by Brazilian corporate law;
•	change corporate form;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law; or
•	merge or consolidate ourselves with another company.

Withdrawal rights may be exercised at any time and expires 30 days following the publication of the merger documentation in the periodicals where the Registrant generally publishes its corporate documents (official gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro) and Valor Econômico), which publication should occur within four days of the shareholders’ meetings. The board of directors of the surviving company has the power to call a new shareholders’ meeting to reconsider the Merger within 10 days from the end of the 30-day period for exercising withdrawal rights if, in the board’s judgment, it determines that payment for the shares of dissenting shareholders could jeopardize the financial position of the surviving company.

Brazilian corporate law excludes withdrawal rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they are part of the B3 Index or another stock exchange index (as defined by CVM). For as long as our shares are “liquid” and part of any qualifying market index, withdrawal rights shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian corporate law. Currently, our common shares do not have a public float rate higher than 50%; accordingly, dissenter’s withdrawal rights are applicable.

A shareholder exercising withdrawal rights is entitled to receive the book value of such shares, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent, Banco Bradesco S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent. The common shares underlying our ADS are registered on the transfer agent’s records in the name of the Brazilian depositary.

Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, though its local agent, of the certificate of registration to reflect the new ownership.

The B3 reports transactions carried out in its market to its Central Depositária, which is the exchange’s central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank and CVM and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

Markets

Our common shares will be listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão, under the symbol “TIMS3” and our ADSs will be listed on the New York Stock Exchange, or the NYSE, under the symbol “TIMB.”

Trading on the Brazilian Stock Exchange

B3 S.A. – Brasil, Bolsa, Balcão

The B3 is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded.

Trading on the B3 is conducted every business day, from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m. during daylight saving time in Brazil, on an electronic trading system called “PUMA.” Trading is also conducted between 6:00 p.m. and 7:30 p.m., or between 7:00 p.m. and 8:30 p.m. during daylight savings time in Brazil, in an after-market system. The “after-market” trading is the scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and make trades through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

When shareholders trade shares or units on the B3, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares or units to the exchange on the second business day following the trade date. Delivery of and payment for shares or units are made through the facilities of Central Depositária of B3 clearing house.

In order to maintain control over the fluctuation of the B3 index, B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the B3 index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session. The B3 also implemented a 15% limit, up or down, on price fluctuations in shares traded on the spot market. The minimum and maximum price is based on a reference price for each asset, which will be the previous session’s closing quote, when considering the asset at the beginning of the day before the first trade, or the price of the day’s first trade. The asset’s reference price will be altered during the session if there is an auction sparked by the intraday limit being breached. In this case the reference price will become whatever results from the auction.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, the B3 is less liquid than the NYSE and other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution CMN 4,373 (that replaced Resolution CMN 2,689). Resolution CMN 4,373 (that replaced Resolution CMN 2,689) requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse duly authorized by the Central Bank and the CVM. In addition, Resolution CMN 4,373 (that replaced Resolution CMN 2,689) requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution CMN 4,373 (that replaced Resolution CMN 2,689) to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” of the TIM Participações 2019 Form 20-F for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution CMN 4,373 (that replaced Resolution CMN 2,689).

Differentiated Levels of Corporate Governance and the Novo Mercado

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, the B3 has implemented certain new initiatives, including:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed on the B3; and
•	a new separate listing segment for qualifying issuers referred to as the Novo Mercado.

The Differentiated Levels of Corporate Governance, Basic Levels, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the B3. The companies may be classified into different levels, depending on their degree of adherence to the B3’s practices of disclosure and corporate governance.

The Novo Mercado is a separate listing segment for the trading of shares issued by companies that voluntarily adopt certain additional corporate governance practices and disclosure requirements which are more demanding than those required by the current law in Brazil. Companies may qualify to have their shares traded in the Novo Mercado, if, in addition to complying with the Level 2 corporate governance practices referred to above, their capital stock consists only of voting common shares.

Below we highlight some of corporate governance practices required by the Novo Mercado listing segment of the B3:

•	only common shares, with voting rights;
•	100% tag along, with the same conditions for all shareholders in transfer of control;
•	establishment and maintenance of Internal Audit, Compliance Department and Audit Committee (statutory or non-statutory);
•	public offer required in case of delisting from Novo Mercado;
•	at least two or 20% of board members must be independent (whichever is greater);
•	listed companies’ commitment to maintain a free float of at least 25% or 15%, in case of an average daily trading volume above R$25 million.

On May 20, 2011 the Board of Directors of TIM Participações recommended to the extraordinary general shareholders’ meeting of the Company its migration to the Novo Mercado listing segment of the B3 (at that time, the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), which took place on June 22, 2011. With this migration TIM moved to the highest level of corporate governance. Only 39% of Brazilian listed companies are in the Novo Mercado and TIM is the only telecommunications company stock among them.

B3 Market Arbitration Panel

Pursuant to Law No. 9,307/96, a Market Arbitration Panel, or the Panel, has been established by the B3. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to B3 listed companies that have undertaken to voluntarily comply with Level 2 and Novo Mercado levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution involving, among others, the B3, the applicable listed company and the shareholders, directors and management of the applicable listed company.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporate law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets in general; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM.

Under Brazilian corporate law, a corporation is either publicly held (companhia aberta), as we are, or closely held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting requirements. We have the option to ask that trading in securities on the B3 be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares on behalf of the depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges common shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares or upon distributions relating to our common shares, unless the holder obtains a new registration. See “Item 10. Additional Information—B. Memorandum and By-laws” of the TIM Participações 2019 Form 20-F.

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such acquisition and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the corporate control or in the administrative structure of the company, as well as when such acquisition triggers the obligation of making a public offering in accordance with CVM Instruction 358/03, then the acquiring entity shall disclose this information to the applicable stock exchanges and the appropriate Brazilian newspapers. Regulations also require disclosure of any subsequent increase or decrease of 5% or more in ownership of common shares, including warrants and debentures convertible into common shares in the same terms above.

Trading on the NYSE

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements, therefore, we currently use these exemptions and intend to continue using them.

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented not only a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data to comply with the requirements of Sarbanes-Oxley and NYSE rules, but also trainings and e-learnings to guarantee the understanding by the leadership. See “Item 16B. Code of Ethics.”

Principal Differences between Brazilian and U.S. Corporate Governance Practices

As an investor, you should be aware that the Brazilian Telecommunications Law, the Brazilian Securities Law and the Brazilian Corporations Law, all of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Please refer to “Item 16G. Corporate Governance––Principal

Differences Between Brazilian and U.S. Corporate Governance Practices” of TIM Participações 2019 Form 20-F incorporated herein by reference for detailed information on the principal differences between Brazilian and U.S. corporate governance practices.

Comparison of Rights of Shareholders
and Corporate Governance of TIM Participações and TIM

Shareholders’ Rights

The rights of shareholders in Brazilian public entities are governed by Brazilian Corporate Law and the By-laws (estatutos sociais). Both TIM Participações and TIM are publicly held corporations governed by Brazilian Corporate Law, TIM will be listed in Novo Mercado segment after the Merger and the by-laws (estatuto social) of TIM will grant to the shareholders the same governance rights as they are entitled to as shareholders of TIM Participações and each share will provide TIM shareholders with identical rights and privileges to those provided by each share of TIM Participações. Thus, all shareholders’ rights will be unaffected by the Merger. For example, the percentage of TIM shares required to elect directors, call a shareholders’ meeting, oppose a resolution of the shareholders’ meeting or amend the By-laws will be the same as the percentage of TIM Participações shares currently required.

Corporate Governance

TIM Participações is a telecommunications company that offers mobile voice and data services, broadband internet access, Value-Added Services, and other telecommunications services and products governed by the Brazilian Corporate Law and the Brazilian Telecommunications Law. As such, TIM will be subject to the same Brazilian securities and corporate law frameworks as TIM Participações currently is as well as the same regulatory framework. As a result, there will be no governance-related differences in the By-laws or legal framework of TIM and TIM Participações after the Merger.

Quantitative and Qualitative Disclosure about Market Risk

The principal types of risk inherent in our business are foreign currency exchange and interest rate risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management. For quantitative and qualitative disclosure about market risk and our risk management, please see “Item 11. Quantitative and Qualitative Disclosure about Market Risk” in the TIM Participações 2019 Form 20-F.

Legal Matters

The validity of the TIM shares to be issued pursuant to the Merger will be passed upon by Veirano Advogados, which has advised TIM Participações and TIM as to certain Brazilian law matters. Davis Polk & Wardwell LLP has advised TIM Participações and TIM as to certain U.S. legal matters.

Service of Process and Enforcement of Judgments

We are a corporation (sociedade anônima) incorporated in accordance with the laws of the Federative Republic of Brazil. All of our directors and officers and experts named herein are non-residents of the United States, and all or substantially all of the assets of such persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws. We have been advised by our special counsel as to Brazilian law, Veirano Advogados, that a judgment of a U.S. court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. A judgment obtained in the United States against TIM, TIM Participações, their respective directors and their respective officers and advisors named herein, would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a sum certain of money rendered by any such court, upon recognition thereof by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), or STJ. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

In order to be recognized by the STJ, a foreign judgment must meet the following conditions:

•	it must comply with all formalities necessary for its enforceability under the laws of the jurisdiction where the foreign judgement was rendered;
•	it must have been issued by a competent court after proper service of process on the parties, which service must comply with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence has been given, as required by applicable law;
•	it must be final and therefore not subject to appeal;
•	it must be apostilled by a competent authority of the State from which the document emanates according to the Hague Convention of 5 October 1961 Abolishing the Requirement of Legalisation for Foreign Public Documents or, if such State is not signatory of the Hague Convention, it must be duly authenticated by a competent Brazilian consulate;
•	it must be accompanied by a translation thereof into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory;
•	it must not be contrary to Brazilian national sovereignty or public policy or violate the dignity of the human person (as set forth in Brazilian law);
•	it must not violate a final and unappealable decision issued by a Brazilian court; and
•	it must not violate the exclusive jurisdiction of Brazilian courts.

Both the recognition and enforcement processes may be time-consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that a Brazilian court would recognize or enforce any judgment or that the recognition or enforcement process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment, including for violation of the securities laws of countries other than Brazil, including the federal securities laws of the United States.

We also have been further advised that:

•	original actions may be brought in connection with this proposal predicated solely on the federal securities laws of the United States in Brazilian courts may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers thereof and certain advisors named herein, provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals, national sovereignty or equitable principles and provided further that Brazilian courts can assert jurisdiction over such actions; and
•	Although, pursuant to our By-laws, disputes between us and our shareholders are required to be resolved through arbitration, this mandatory arbitration requirement does not apply to actions against us, whether by holders of our shares, that are predicated on U.S. federal securities laws, nor does our mandatory arbitration provision waive the rights of our U.S. shareholders or ADR holders to bring claims under the U.S. federal securities laws.

We have been further advised that a plaintiff (whether Brazilian or non-Brazilian), who resides outside Brazil or is outside Brazil during the course of litigation in Brazil must provide a bond to guarantee the payment of defendant’s legal fees and court expenses in connection with court procedures for the collection of payments. The bond must have sufficient value to satisfy the payment of court fees and defendant attorney’s fees, as determined by a Brazilian judge. This requirement does not apply (1) when an exemption is provided by an international agreement or treaty that Brazil is a signatory; (2) in the case of claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), in the case of enforcement of foreign judgments that have been duly recognized by the STJ; or (3) counterclaims as established, according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). Notwithstanding the foregoing, we cannot assure you that recognition of any judgment will be obtained, that the process described above can be conducted in a timely manner, or that Brazilian courts will enforce a judgment for violation of the federal securities laws of the United States with respect to the common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 29, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.